8/19

02049381

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glorious Sun Enterprises

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4581 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/22/02

2001-2002
Annual Report

ARAS
33/02
02 AUG 19 AM 9:25



JSW JEANS



GLORIOUS SUN ENTERPRISES LIMITED



hip hop generation
街舞飞扬

OUR CORE BUSINESS

Retail, export and manufacture of casual wear apparel

OUR VISION

To become a market leader in casual wear apparel retailing
and
to be one of the best casual wear apparel suppliers

OUR MISSION

Focused on our customers, we endeavour to provide quality products and services with added value. We strive after:

- customer satisfaction;
- staff development;
- reasonable equity return; and
- growth with our business partners,

so as to benefit our community.

JSW
JSW
JSW

CONTENTS

Directors

Executive
Mr. Charles Yeung, J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman
Ms. Cheung Wai Yee

Independent non-executive
Mr. Wong Man Kong, Peter, J.P.
Mr. Lau Hon Chuen, G.B.S., J.P.

Company Secretary

Mr. Liu Cheung Yuen

Authorised Representatives

Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman

Legal Advisers

Hong Kong
Johnson Stokes & Master

Bermuda
Conyers, Dill & Pearman

Auditors

Ernst & Young
Certified Public Accountants

Principal Share Registrar and Transfer Office

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
(formerly known as Central Registration Hong Kong Limited)
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor - West
New York, NY 10286
U.S.A.

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business

Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Bank of China
Hang Seng Bank Limited
Credit Agricole Indosuez
KBC Bank N.V.
Citibank, N.A.
China Construction Bank

Website

http://www.glorisun.com

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 9 September 2002 at 2:00 p.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 March 2002.

2. To declare the final dividend for the year ended 31 March 2002.

3. To elect directors and to fix the directors' remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   (A) "**THAT**:

   (i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed the aggregate of : (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (i) of the resolution set out as resolution 5(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (iii) of such resolution."

6. To transact any other ordinary business of the Company.

By Order of the Board

Liu Cheung Yuen
Company Secretary

Hong Kong, 25 July 2002

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. *A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.*

2. *A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.*

3. *The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting from Wednesday, 4 September 2002 to Monday, 9 September 2002, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited) at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 3 September 2002.*



GROUP RESULTS

The year 2001/2002 was an unstable one. In the first half of the financial year, the business environment was badly affected by the global economic slow-down. In the second half of the year, the September 11 tragedy and the US military maneuver in Afghanistan further deteriorated the economic situation. Many countries slipped into recession. The U.S. Federal Reserve cut the interest rate to the lowest level in 40 years to stimulate the economy. Not until the first quarter of year 2002 was any sign of economic recovery detected. However, the strength of the rebound was far weaker than anticipated. Since the Group's main export market was in North America, our export business plunged accordingly. The adverse impact reduced not only our export volume but also our unit price. Although the reduction of interest rates did contain the economic downturn, it also reduced our interest income. After the restructuring of the Australian retail operation last year, operating loss was greatly reduced. The most encouraging sector was our retail operation in Mainland China. Turnover and same store sales both grew with double digits. However, the gain from the Mainland retail operation could hardly offset the downturn in our export operation.

In the financial year under review, despite very competitive markets and the unfavourable business environment, the Management still managed to keep within the Group's prudent financial strategy and continued to develop its business at a steady pace. Except for the export operation which was dragged down by the adverse economic conditions in its main markets, all other operations made progress. The performance of our Mainland retail operation was most encouraging. The Group had a very strong balance sheet, and inventory turnover kept improving. Net cash in hand further increased to HK$555,236,000 (2001: HK$389,805,000). In this financial year, the Group earned a profit attributable to shareholders of HK$152,765,000 (2001: HK$180,626,000 (as restated)) on a turnover of HK$2,924,850,000 (2001: HK$3,003,243,000), showing a decrease of 15.42% and 2.61% respectively when compared with the previous year.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of 7.50 HK cents (2001: 7.50 HK cents) per share for the year ended 31 March 2002 at the forthcoming Annual General Meeting to be held on Monday, 9 September 2002. The final dividend amounting to HK$75,044,000, if approved by shareholders, is expected to be paid on or around Monday, 16 September 2002 to those shareholders whose names appear on the Register of Members on Monday, 9 September 2002.

REVIEW OF OPERATIONS

Retailing

In the year under review, the overall performance of the Group's retail operation made a remarkable progress. The Australian operation which suffered substantial loss last year, though not yet made profit, still managed to reduce its loss significantly. The Mainland retail operation continued to improve, and the sales in the second half of the year were particularly impressive. The total number of shops in our network increased to 724 (2001: 709 shops) including 57 franchised shops (2001: 29 shops). Retail turnover of HK$1,532,257,000 (2001: HK$1,346,586,000) was recorded representing an increase of 13.79%. It was attributed to the double-digit growth of sales in Mainland China, and a slightly decrease of turnover in Australia due to substantial reduction in the number of shops there. Inventory was kept at a healthy level with inventory turnover reduced from the previous 63 days to 61 days.

1. *In Mainland China*

   During the year, the retail market in the Mainland remained buoyant, competition was fierce, a deflationary environment still persisted. Even though the net increase of shops was only marginal, our customers found our shops more easily accessible as a result of relocation of shops. The enhancement of operational efficiency by streamlining the process of purchase, product allocation and stock replenishment, enabled the Group to adapt to the ever-changing market more easily. The improvement of storefront services and renovation of all major shops provided our customer with a comfortable shopping environment. All these further strengthened our brand image and market recognition, and hence the double-digit growth in same store sales.

   In the period under review, the turnover amounted to HK$1,016,435,000 (2001: HK$822,470,000) showing an increase of 23.58%. The retail network in the Mainland comprised 527 shops (2001: 483 shops) including 51 franchised shops (2001: 23 shops).

2. *In Australia and New Zealand*

   In the year under review, the Management realigned the operations in Australia and New Zealand. The Group disposed of the "Old Garage" line and suspended the "Sunshine" line so as to focus on the core "Jeanswest" line. In order to minimize the adverse impact of weak Australian dollar, the Management endeavoured to explore more flexible and competitive sources of supplies to restore the operating margin to a healthy level. Even though the exchange rate of Australian dollars was still lingering at a fairly low level, the operating loss was significantly reduced.

   For the whole year, the total sales in Australia and New Zealand amounted to HK$515,822,000 (2001: HK$524,116,000) representing a mild decrease of 1.58% when compared with last year. The retail network there comprised 197 shops (2001: 226 shops) including 6 franchised shops (2001: 6 shops).

Export

The manufacturing operations continued to support the retail and export business. North America was our main market. The September 11 tragedy dragged the global economic slow-down into recession which deeply affected our export business. The sluggish demand and depressed selling prices caused a drastic fall in our export revenue. Our past effort in streamlining operational process and enhancing our adaptability to changes, curtailed the adverse impact. In the period under review a total turnover of HK$1,196,541,000 (2001: HK$1,392,138,000) was recorded showing a decline of 14.05% when compared with the previous year.

Other Businesses

Among other businesses, trading of fabric was the main operation. Due to the fact that export activities faltered, turnover declined to HK$196,052,000 (2001: HK$264,519,000), representing a decrease of 25.88% from last year.

Financial position

The Group continued to manage its financial matters in a prudent manner, and thus maintained a healthy financial position during the period under review. As at the year end date, total bank and related borrowings amounted to HK$335,340,000 (2001: HK$490,906,000) while cash and bank balances amounted to HK$890,576,000 (2001: HK$880,711,000). The Group held net cash of HK$555,236,000 (2001: HK$389,805,000). The calculation of debt to equity ratio (expressed as a percentage of bank and related borrowings net of cash and bank balances over total net assets of the Group) is therefore not applicable.

During the year under review, the Group entered into foreign currency forward contracts to hedge the currency risk in Australian dollars. As at the year end date, the Group had contingent liabilities of HK$4,769,000 (2001: HK$16,068,000) associated with the export bill discounted with recourse.

Human Resources

As at 31 March 2002, the Group's total number of employees was about 26,000. The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's performance and individual performance.

PROSPECTS

Looking forward to the year 2002/2003, the Management takes an optimistic attitude. After a series of interest rate reductions, US economy gradually recovers though without much momentum. At least the worst is over. The recovery in US economy will encourage consumption and will lead the global economy out from the bottom. A more favourable business environment is therefore expected.

The Group's current position is that momentum has been gathered for business expansion. Since sales order has been increased, we expect our export business will gradually recover, although the pricing level may not be the same as that before the September 11 event. Because the Group's competitive edge is still in place, we expect to have a better performance in the coming year.

After the re-structuring of the retail operations in Australia last year, operating loss has been substantially reduced and same store sales achieved positive growth. With a wider sources of supply, we have also managed to restore operating margin to a healthy level. Effective July 2002, the operation in New Zealand has been disposed of due to its immaterial return on its assets. This enabled the Management to have a more focused utilization of the Group's resources. The Management will continue to implement appropriate strategies aiming at a better result for the Australian business.

The upsurge of the Mainland retail business since the second half of last year still persists. The Management will take a more aggressive strategy to expand the Mainland market. In addition, more resources will be deployed to improve product development, marketing and promotion as well as storefront services so as to retain and enlarge the market share. The Group has set up a task force to explore all viable means to further develop business in the Mainland.

In the absence of major unforeseeable adverse changes, the Management has confidence to have satisfactory profit growth in 2002/2003.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to the shareholders for their support, and to the Management and staff for their dedicated efforts.

Charles Yeung, J.P.
Chairman

Hong Kong, 15 July, 2002

Retail Operation Highlights

	2002	2001	2000	1999	1998	1997	1996	1995	1994
Net sales for the financial year (HK$'000)	**1,532,257**	1,346,586	1,461,228	1,406,889	1,397,638	1,178,039	866,699	616,974	388,956
Mainland China	**1,016,435**	822,470	806,223	780,351	795,074	576,140	372,685	227,370	31,241
Australia & New Zealand	**515,822**	524,116	655,005	626,538	602,564	601,899	494,014	389,604	357,715
Retail floor area of directly managed shops (sq.ft.)	**671,327**	732,251	655,187	644,489	553,766	394,899	275,361	227,853	163,365
Mainland China	**459,332**	451,412	436,600	440,838	361,260	219,381	126,969	93,658	41,183
Australia & New Zealand	**211,995**	280,839	218,587	203,651	192,506	175,518	148,392	134,195	122,182
Number of sales persons	**5,121**	5,450	4,694	4,869	4,422	3,020	1,915	1,504	903
Mainland China	**4,160**	4,138	3,806	3,971	3,539	2,294	1,316	982	428
Australia & New Zealand	**961**	1,312	888	898	883	726	599	522	475
Number of employees	**6,191**	6,385	5,716	5,787	5,454	3,843	2,342	1,879	1,124
Mainland China	**5,114**	4,963	4,701	4,771	4,440	2,976	1,630	1,247	549
Australia & New Zealand	**1,077**	1,422	1,015	1,016	1,014	867	712	632	575
Number of directly managed shops	**667**	680	648	604	510	352	247	213	139
Mainland China	**476**	460	443	406	325	199	122	103	40
Australia & New Zealand	**191**	220	205	198	185	153	125	110	99
Number of franchised shops	**57**	29	43	75	79	80	54	11	-
Mainland China	**51**	23	37	67	71	72	48	10	-
Australia & New Zealand	**6**	6	6	8	8	8	6	1	-
Total number of retail shops	**724**	709	691	679	589	432	301	224	139
Mainland China	**527**	483	480	473	396	271	170	113	40
Australia & New Zealand	**197**	226	211	206	193	161	131	111	99

Garment Manufacturing Highlights

	2002	2001	2000	1999	1998	1997	1996	1995	1994
Sales for the financial year (including sales to Retail Division) (HK$'000)	**1,730,587**	1,840,914	1,792,014	1,755,187	1,723,842	1,368,930	1,021,909	895,340	574,042
Monthly capacity at year ended (dozens)	**346,000**	362,000	328,000	301,486	290,000	200,000	175,000	145,000	120,000
Production floor area (sq.ft.)	**2,059,000**	2,116,000	1,806,000	1,700,000	1,680,000	1,091,700	1,028,800	975,700	960,000
Number of workers	**21,400**	22,300	21,500	21,000	21,000	16,840	13,500	12,500	11,500
Percentage of sales to:									
The Group	**29.07%**	23.45%	25.52%	25.72%	39.47%	26.60%	21.80%	22.10%	15.80%
Third Parties	**70.93%**	76.55%	74.48%	74.28%	60.53%	73.40%	78.20%	77.90%	84.20%
U.S.A.	**62.71%**	68.45%	67.57%	67.84%	57.73%	70.00%	74.90%	74.00%	80.30%
Canada	**2.60%**	1.68%	1.29%	1.98%	1.50%	2.60%	2.70%	3.50%	3.00%
Others	**5.62%**	6.42%	5.62%	4.46%	1.30%	0.80%	0.60%	0.40%	0.90%

	Year ended 31 March								
	2002	2001 (Restated)	2000 (Restated)	1999 (Restated)	1998 (Restated)	1997 (Restated)	1996 (Restated)	1995 (Restated)	1994 (Restated)
Turnover (HK$'000)	**2,924,850**	3,003,243	3,030,806	2,931,690	2,652,197	2,381,418	1,847,373	1,459,577	719,934
Increase/(Decrease) in turnover in percentage	**(2.61%)**	(0.91%)	3.38%	10.5%	11.4%	28.9%	26.6%	103%	N/A
Turnover analysis:									
1. Retail									
a. Mainland China	**1,016,435**	822,470	806,223	780,351	795,074	576,140	372,685	227,370	31,241
b. Australia & New Zealand	**515,822**	524,116	655,005	626,538	602,564	601,899	494,014	389,604	–
2. Export	**1,196,541**	1,392,138	1,334,766	1,303,663	1,043,378	1,004,644	798,694	697,701	540,495
3. Others	**196,052**	264,519	234,812	221,138	211,181	198,735	181,980	144,902	148,198
Operating margin (after finance costs) (%)	**8.03%**	10.2%	12.3%	10.1%	10.3%	8.06%	5.59%	4.11%	2.15%
Net profit attributable to shareholders (HK$'000)	**152,765**	180,626	237,192	208,073	206,807	165,408	82,275	34,434	4,624
Increase/(Decrease) in net profit attributable to shareholders in percentage	**(15.4%)**	(23.8%)	14.0%	0.61%	25.0%	101%	139%	645%	N/A
Shareholders' equity (HK$'000)	**1,223,396**	1,160,704	1,103,381	940,232	815,924	740,258	225,621	204,982	177,804
Working capital (HK$'000)	**879,366**	837,717	798,256	600,942	449,509	478,050	41,850	65,470	73,670
Total liabilities to equity ratio	**0.93**	1.15	1.20	1.37	1.68	1.19	3.28	2.94	2.21
Net bank borrowings/(cash) to equity ratio	**(0.45)**	(0.34)	(0.29)	(0.08)	0.02	(0.16)	0.61	0.42	0.03
Current ratio	**1.96**	1.80	1.76	1.57	1.37	1.63	1.06	1.12	1.22
Inventory turnover (days)	**61**	63	71	80	109	80	67	60	63
Return on total assets (%)	**6.46%**	7.22%	9.77%	9.35%	9.47%	10.2%	8.52%	4.27%	0.81%
Return on equity (%)	**12.5%**	15.6%	21.5%	22.1%	25.3%	22.3%	36.5%	16.8%	2.60%
Return on sales (%)	**5.22%**	6.01%	7.83%	7.10%	7.80%	6.95%	4.45%	2.36%	0.64%
Earnings per share (HK cents)									
Basic	**15.27**	18.05	23.71	20.81	20.68	18.65	10.97	4.59	0.62
Diluted	**N/A**	N/A	23.44	N/A	20.50	N/A	N/A	N/A	N/A
Dividend per share (HK cents)	**10.20**	10.80	10.80	5.50	10.58	6.30	6.75	3.89	1.88

TURNOVER BY ACTIVITIES

Year ended 31 March (HK$ Million)


602.6
1,043.3
795.1
211.2
1998
626.5
1,303.7
780.4
221.1
1999
655.0
1,334.8
806.2
234.8
2000
515.8
1,196.5
1,016.4
196.1
2002
524.1
1,392.1
822.5
264.5
2001
Retail – Australia & New Zealand
Export sales
Retail – Mainland China
Others

TURNOVER


HK$ Million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

TURNOVER BY GEOGRAPHICAL LOCATIONS

(HK$ Million)


Canada (45.0)
Others (96.1)
Hong Kong (136.1)
US (1,082.3)
Mainland China (1,048.6)
Australia & New Zealand (516.7)

OPERATING MARGIN (AFTER FINANCE COSTS)


%
14
12
10
8
6
4
2
0
1998
1999
2000
2001
2002

OPERATING PROFIT AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS


HK$ Million
400
350
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
Operating profit (after finance costs)
Net profit attributable to shareholders

BASIC EARNINGS PER SHARE AND DIVIDEND PER SHARE


HK Cents
25
20
15
10
5
0
1998
1999
2000
2001
2002
Basic earnings per share
Dividend per share

WORKING CAPITAL AND SHAREHOLDERS' EQUITY


HK$ Million
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002
Working capital
Shareholders' equity


Heilongjiang
Jilin
Liaoning
Beijing
Tianjin
Hebei
Inner Mongolia
Shanxi
Shandong
Gansu
Ningxia
Henan
Jiangsu
Shaanxi
JSW JEANS
Shanghai
Sichuan
Hubei
Anhui
Chongqing
Zhejiang
Hunan
Jiangxi
Fujian
Guangdong

Jeanswest Retail Network In Australia And New Zealand

Directly managed shops	:	191
Franchised shops	:	6
Total no. of shops	:	197

Group Business Structure

Gennon Industries Ltd.
(holding company)

~ Knitted Garment Manufacturing & Export ~
Hong Kong
Bangladesh
Mainland China
Indonesia
Cambodia

~ Knitted Fabric Dyeing & Knitting ~
Mainland China

Rays The Glorious Investment (BVI) Ltd.
(holding company)

~ Woven Garment Manufacturing & Export ~
Hong Kong
Mainland China
Indonesia

~ Apparel Wholesale ~
US


Glorious Sun Enterprises Ltd.
Glorious Sun Enterprises (BVI) Ltd.
(holding company)
Jeanswest (BVI) Ltd.
(holding company)
Glorious Sun Industries (BVI) Ltd.
(holding company)
~ Apparel Retailing ~
Mainland China
Australia & New Zealand
~ Woolen Wear Manufacturing ~
Mainland China
~ Shops Decoration ~
Mainland China
~ Woven Garment Manufacturing & Export ~
Hong Kong
Bangladesh
Mainland China
Philippines
~ Woven Fabric Dyeing ~
Mainland China

Jeanswest Retail Network In The PRC

Directly managed shops : 476

Franchised shops : 51

Total no. of shops : 527



Northern Territory
Queensland
JSW JEANS
South Australia
Western Australia
New South Wales
Victoria
New Zealand
Tasmania

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 March 2002.

Principal activities

The principal activity of the Company is investment holding. The subsidiaries are engaged in the retailing, export and production of casual wear. The principal activities of the Group have not significantly changed during the year.

Segment information

An analysis of the Group's turnover and contribution to results by principal activity and geographical area of operations for the year ended 31 March 2002 is set out in note 4 to the financial statements.

Results and dividends

The Group's profit for the year ended 31 March 2002 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 27 to 79.

An interim dividend of HK2.70 cents (2001: HK3.30 cents) per share was paid on 11 January 2002. The directors recommend the payment of a final dividend of HK7.50 cents (2001: HK7.50 cents) per share in respect of the year to shareholders on the register of members on 9 September 2002. This recommendation has been incorporated in the financial statements as an allocation of retained earnings within capital and reserves in the balance sheet. Further details of this accounting treatment are set out in note 12 to the financial statements.

Five year financial summary

A summary of the published results and assets and liabilities of the Group for the last five financial years, as extracted from the audited financial statements and reclassified as appropriate, is set out on pages 80 and 81 of the annual report. This summary does not form part of the audited financial statements.

Fixed assets and investment property

Details of movements in the fixed assets and investment property of the Group during the year are set out in notes 14 and 15 to the financial statements, respectively.

Share capital and share options

Details of the Company's share capital and share options during the year are set out in note 30 to the financial statements.

Pre-emptive rights

There are no provisions for pre-emptive rights under the bye-laws of the Company or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 31 to the financial statements.

Distributable reserves

The total amount of reserves of the Company available for cash distribution was HK$795,577,000 as at 31 March 2002, as computed in accordance with The Companies Act 1981 of Bermuda (as amended). In addition, the Company's share premium account, in the amount of HK$268,668,000 as at 31 March 2002 may be distributed in the form of fully paid bonus shares.

Major customers and suppliers

Sales to the Group's five largest customers accounted for less than 30% of the Group's total turnover for the year.

Purchases from the Group's five largest suppliers accounted for less than 30% of the Group's total purchases for the year.

Directors

The directors of the Company during the year and up to the date of this report were:

Executive
Mr. Charles Yeung, J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman
Ms. Cheung Wai Yee

Independent non-executive
Mr. Wong Man Kong, Peter, J.P.
Mr. Lau Hon Chuen, G.B.S., J.P.

In accordance with clause 110(A) of the Company's bye-laws, Mr. Yeung Chun Ho and Mr. Pau Sze Kee, Jackson will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

Directors' service contracts

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

Save as disclosed in notes 36 and 37 to the financial statements, no director had a material interest in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

Directors' interests in securities

As at 31 March 2002, the interests of the directors in the securities of the Company or its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

	Number of shares held				Number of share
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**options held**
Mr. Charles Yeung, J.P.	–	–	627,844,000 *note (a)*	–	–
Mr. Yeung Chun Fan	–	–	627,844,000 *note (a)*	–	5,940,000
Mr. Yeung Chun Ho	–	–	32,430,000 *note (b)*	–	10,000,000
Mr. Pau Sze Kee, Jackson	9,370,000	–	–	–	9,962,000
Mr. Hui Chung Shing, Herman	6,250,000	–	–	–	10,000,000
Ms. Cheung Wai Yee	6,730,000	–	–	–	9,898,000
Mr. Lau Hon Chuen, G.B.S., J.P.	956,000	–	–	–	–

Notes:

(a) 394,954,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan) and 232,890,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan), which together represented approximately an aggregate of 62.748% of the total number of issued shares of the Company.

(b) 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho, which represented approximately 3.241% of the total number of issued shares of the Company.

Directors' interests in securities (Continued)

Save as disclosed above, none of the directors, or their spouse or children under 18 years of age of any such director had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' rights to acquire shares or debentures

Apart from as disclosed under the headings "Directors' interest in securities" above and "Share option scheme" below, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors or their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share option scheme

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the executive directors and other full-time employees of the Group. The Scheme became effective on 2 September 1996 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. At 31 March 2002, the number of shares issuable under share options granted under the Scheme was 82,870,000, which represented approximately 8.282% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 2.5% of the shares of the Company in issue at any time.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options.

The subscription price of the share options is determinable by the directors, but may not be less than the higher of (i) 80% of the average closing price of the ordinary shares of the Company on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (ii) the nominal value of the ordinary shares of the Company.

Share option scheme (Continued)

The following share options granted under the Scheme were outstanding during the year:

	Number of shares in respect of options					Share options		
		During the year						
Name or category of participant	At 1 April 2001 '000	Exercised '000	Lapsed '000	Cancelled '000	At 31 March 2002 '000	Date of grant*	Subscription Price** HK$	Exercise period
Directors								
Mr. Yeung Chun Fan	5,940	-	-	-	5,940	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Yeung Chun Ho	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Pau Sze Kee, Jackson	2,962	-	-	-	2,962	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,000	-	-	-	7,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Hui Chung Shing, Herman	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Ms. Cheung Wai Yee	2,404	-	-	-	2,404	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,494	-	-	-	7,494	31/10/1997	1.800	31/10/1997 to 30/10/2007
	45,800	-	-	-	45,800			
Other employees in aggregate	16,800	-	-	(800)	16,000	16/06/1997	2.876	15/06/2000 to 14/06/2007
	13,612	-	(228)	-	13,384	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,686	-	-	-	7,686	31/10/1997	1.800	31/10/1997 to 30/10/2007
	83,898	-	(228)	(800)	82,870			

Share option scheme (Continued)

No theoretical value of share options is disclosed as no share options were granted during the year.

* *The vesting period of the share options is from the date of the grant until the commencement of the exercise period.*

** *The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.*

Summary details of the Scheme are also set out in note 30 to the financial statements.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time when the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional issued share capital at the nominal value of the shares, and the excess of the subscription price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

Directors' and senior management's biographies

Executive Directors

Mr. Charles Yeung, J.P., alias YEUNG Chun Kam, aged 55, is the founder and Chairman of the Group. He is responsible for the Group's business strategies and corporate policies. Mr. Yeung has over 30 years of experience in the garment industry. He was an awardee of the "Young Industrialist Award of Hong Kong" in 1991 and was conferred an honorary doctorate degree by the China Textile University in 1993 and an honorary fellow by The Professional Validation Council of Hong Kong Industries in 2002. He is an advisory professor of the East China University and the Tianjin Polytechnic University and a visiting professor of the Xi'an Institute of Science and Technology (formerly Northwest Institute of Textile Science and Technology) in the Mainland China. Mr. Yeung is also a Member of the National Committee of Chinese People's Political Consultative Conference, the President of Guangdong Chamber of Foreign Investors, the Honorary Permanent Chairman of The Hong Kong General Chamber of Textiles Limited and the President Honoris Causa of Hong Kong Young Industrialists Council. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Fan, aged 49, is the Vice-chairman and General Manager of the Group which he joined in 1975. Mr. Yeung is the Chairman and an Honorary Fellow Member of the Hong Kong Institution of Textile and Apparel, an advisory professor of the East China University, the Nanjiang University, the Tianjin Polytechnic University and the Beijing Institute of Clothing Technology. Mr. Yeung is a Member of the Standing Committee of the Hebei Committee of The Political Consultative Conference, a Honorary Vice President of the China Textile Engineer Society and a Vice-president of the Federation of Hong Kong Garment Manufacturers. Mr. Yeung is responsible for the Group's overall business operations. He is a brother of Mr. Charles Yeung and Mr. Yeung Chun Ho. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Directors' and senior management's biographies (Continued)

Mr. YEUNG Chun Ho, aged 57, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Yeung has over 25 years of experience in the garment industry. He is responsible for the Group's weaving and dyeing operations as well as the woven apparel manufacturing operations in the Philippines and Bangladesh. Mr. Yeung is a brother of Mr. Charles Yeung and Mr. Yeung Chun Fan.

Mr. PAU Sze Kee, Jackson, aged 51, joined the Group in 1987 and is a Deputy General Manager of the Group. Mr. Pau graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. Before joining the Group, he had worked in several financial institutions and a listed trading company in the United Kingdom for more than 10 years. He is responsible for the Group's retail operations in Australia and the administrative and financial matters of the Group's production operations in the Philippines and Bangladesh.

Mr. HUI Chung Shing, Herman, aged 52, is the Chief Administrator of the Group. He is responsible for the administration, personnel, public relations and staff training of the Group. Mr. Hui graduated from the University of Hong Kong with a bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and has also been admitted as a solicitor of the Supreme Court of England and Wales and as a solicitor and barrister of the Supreme Court of Victoria, Australia. Before joining the Group in 1995, Mr. Hui had been the Group's external legal advisor.

Ms. CHEUNG Wai Yee, aged 50, joined the Group in 1975 and is responsible for the Group's woven apparel manufacturing and export sales operations as well as assisting in the development of retail business in the Mainland China. Ms. Cheung is the wife of Mr. Yeung Chun Fan.

Independent Non-Executive Directors

***Mr. WONG Man Kong, Peter, J.P.**, aged 53, is a graduate of the University of California at Berkeley in* U.S.A. with a bachelor of science degree in Mechanical Engineering (Naval Architecture) and was an awardee of the "Young Industrialist Award of Hong Kong" in 1988. Mr. Wong is the Chairman of M.K. Corporation Ltd., a director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited and Sun Hung Kai & Co., Ltd. and the Chairman of North West Development Ltd. He is a Deputy of the 9th National People's Congress of the PRC, Executive Vice Chairman of Hong Kong Pei Hua Education Association. He also serves as Economic Adviser to Xinjiang Autonomous Region, Qinghai Province as well as Lanzhou Municipal Government. Academically, he holds title of Honorary Professor in Lanzhou University and The Central University for Nationalities.

Mr. LAU Hon Chuen, alias Ambrose, G.B.S., J.P., aged 54, obtained a bachelor's degree in Laws from the University of London. He is a solicitor and a China-Appointed Attesting Officer. He is also a Member of the Board of the Urban Renewal Authority, a Member of the National Committee of Chinese People's Political Consultative Conference and a Member of the Legislative Council of the Hong Kong Special Administrative Region.

Directors' and senior management's biographies (Continued)

Senior Management

Mr. CHOW Hing Ping, aged 53, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Chow is responsible for the administration and financial matters of the production and retail operations of the Group in Hong Kong and the Mainland China.

Mr. FUNG Hing Keng, aged 52, joined the Group in 1978 and is a Deputy General Manager of the Group. Mr. Fung has 30 years of experience in the garment industry. He is responsible for the woven apparel manufacturing operations in the Mainland China and assists in the development of the retail operations in the same area.

Mr. LEE Fung Tai, aged 54, joined the Group in 1983 and is the head of the knitwear division responsible for production. Mr. Lee has over 30 years of experience in the garment industry. He is a substantial shareholder of the companies under the knitwear division. Mr. Lee is a Member of the Beijing Committee of the Political Consultative Conference.

Mr. LI Fung Lok, aged 52, joined the Group in 1983 and is the head of the knitwear division responsible for administration and export sales. Mr. Li has over 30 years of experience in the garment industry. Mr. Li is a substantial shareholder of the companies under the knitwear division.

Ms. CHEUNG Man Yee, Carmen, aged 51, joined the Group in 1982 and is responsible for the Group's product development and marketing operations. Ms. Cheung graduated from the University of Hawaii in U.S.A. with a bachelor's degree in Arts. Prior to joining the Group, she was the manager of the sales and purchase department in one of the largest department stores in U.S.A. Ms Cheung is the sister of Ms. Cheung Wai Yee.

Mr. David Joseph BOTTA, aged 43, is the Chief Executive Officer of the Group's retail operations in Australia and New Zealand. Mr. Botta holds a bachelor degree of business studies from the University of Technology in Sydney, Australia. Before joining the Group in 2001, Mr. Botta worked in various retailing and wholesale jobs in Australia and Europe.

Mr. LIU Cheung Yuen, alias Timon LIU, aged 44, joined the Group in 1994 and is the Company Secretary of the Company. Mr. Liu graduated from Monash University, Australia with a bachelor's degree in Economics. He is also a fellow of the Hong Kong Society of Accountants, and a member of both The Institute of Chartered Accountants in Australia and The Hong Kong Institute of Company Secretaries. Before joining the Group, Mr. Liu worked in a number of international accounting firms and investment holding companies for many years.

Mr. LAI Man Sum, alias Sam LAI, aged 41, joined the Group in 1991 and is the Chief Accountant of the Group. Mr. Lai graduated from the University of Hong Kong with a bachelor's degree in Social Sciences and is a fellow of the Chartered Association of Certified Accountants in the United Kingdom and a Member of the Hong Kong Society of Accountants. Before joining the Group, Mr. Lai worked for an international accounting firm and a garment company for many years.

Substantial shareholders

As at 31 March 2002, the register kept by the Company under Section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more of the issued share capital of the Company:

Name	Number of shares held		Percentage of issued share capital
	Direct interest	Deemed interest	
Mr. Charles Yeung, J.P.	–	627,844,000	62.748%
Mr. Yeung Chun Fan	–	627,844,000	62.748%
Glorious Sun Holdings (BVI) Limited	394,954,000	–	39.472%
Advancetex Holdings (BVI) Limited	232,890,000	–	23.275%

Note: Mr. Charles Yeung, J.P. and Mr. Yeung Chun Fan were deemed to be interested in 627,844,000 shares, of which 394,954,000 shares related to the parcel of shares held by Glorious Sun Holdings (BVI) Limited and 232,890,000 shares related to the parcel of shares held by Advancetex Holdings (BVI) Limited.

Save as disclosed above, no other parties were recorded in the register as having an interest of 10% or more of the issued share capital of the Company as at 31 March 2002.

Purchase, redemption or sale of the Company's listed securities

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Connected transactions

Details of the connected transactions of the Group during the year are set out in note 36 to the financial statements.

Post balance sheet events

Details of the significant post balance sheet events of the Group are set out in note 38 to the financial statements.

Code of Best Practice

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules of the Stock Exchange, throughout the accounting period covered by the annual report, except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's bye-laws.

Audit Committee

The Company has an audit committee which was established in accordance with the requirements of the Code, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the two independent non-executive directors of the Company.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Charles Yeung, J.P.
Chairman

Hong Kong
15 July 2002

ERNST & YOUNG
安永會計師事務所

To the members
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 27 to 79 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
15 July 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 March 2002

	Notes	2002 HK$'000	2001 HK$'000 (Restated)
TURNOVER	5	2,924,850	3,003,243
Cost of sales		(1,693,723)	(1,731,323)
GROSS PROFIT		1,231,127	1,271,920
Other revenue and gains		89,216	126,217
Selling and distribution costs		(602,878)	(581,209)
Administrative expenses		(412,350)	(409,810)
Other operating expenses		(46,426)	(59,054)
Gain on disposal of subsidiaries		8,010	–
PROFIT FROM OPERATING ACTIVITIES	6	266,699	348,064
Finance costs	9	(31,691)	(41,021)
Share of profits and losses of:			
– Jointly-controlled entities		4,720	8,110
– Associates		27,609	37,632
PROFIT BEFORE TAX		267,337	352,785
Tax	10	(19,977)	(37,488)
PROFIT BEFORE MINORITY INTERESTS		247,360	315,297
Minority interests		(94,595)	(134,671)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	152,765	180,626
DIVIDENDS	12		
Interim		27,016	33,019
Proposed final		75,044	75,044
		102,060	108,063
EARNINGS PER SHARE	13		
Basic		15.27 cents	18.05 cents
Diluted		N/A	N/A

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

Year ended 31 March 2002

	Notes	2002 HK$'000	2001 HK$'000 (Restated)
Surplus on revaluation of land and buildings	31	–	2,092
Exchange differences on translation of the financial statements of foreign entities:	31		
Current year/prior year (as previously reported)		4,126	(18,823)
Effect of retrospective changes in accounting policy		–	1,491
		4,126	(17,332)
Net gains/(losses) not recognised in the profit and loss account		4,126	(15,240)
Net profit for the year attributable to shareholders:			
Current year/prior year (as previously reported)		152,765	182,250
Effect of retrospective changes in accounting policy		–	(1,624)
		152,765	180,626
Total recognised gains		156,891	165,386

In addition to the gains and losses detailed above, certain gains and losses arose since 31 March 2001 as a result of prior year adjustments arising from the changes in accounting policies summarised in note 2 to the financial statements, as follows:	
For the year ended 31 March 2002, as reported above	156,891
Recognised gains and losses arising from prior year adjustments, relating to:	
Year ended 31 March 2001	(133)
Prior to 1 April 2000	(69,528)
	(69,661)
Total recognised gains and losses arising since the last annual report	87,230

	Notes	2002 HK$'000	2001 HK$'000 (Restated)
NON-CURRENT ASSETS			
Fixed assets	14	470,640	513,058
Investment property	15	1,850	1,850
Interests in jointly-controlled entities	17	17,125	17,880
Interests in associates	18	79,842	75,938
Permanent quota	19	2,217	2,868
		571,674	611,594
CURRENT ASSETS			
Inventories	21	493,440	515,744
Trade and bills receivable	22	231,853	279,345
Prepayments, deposits and other receivables		178,409	213,220
Cash and bank balances		848,870	774,492
Pledged bank deposits		41,706	106,219
		1,794,278	1,889,020
CURRENT LIABILITIES			
Trade and bills payable	23	229,652	309,672
Other payables and accruals		364,847	263,981
Tax payable		15,110	23,322
Interest-bearing bank and other borrowings	24	305,303	434,488
Loans from minority shareholders	27	–	19,840
		914,912	1,051,303
NET CURRENT ASSETS		879,366	837,717
TOTAL ASSETS LESS CURRENT LIABILITIES		1,451,040	1,449,311

	Notes	2002 HK$'000	2001 HK$'000 (Restated)
TOTAL ASSETS LESS CURRENT LIABILITIES (CONTINUED)		1,451,040	1,449,311
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and overdrafts	25	28,133	54,973
Long term loans from minority shareholders	28	9,400	9,400
Deferred tax	20	527	527
Finance lease payables	29	1,904	1,445
		39,964	66,345
MINORITY INTERESTS		187,680	222,262
		1,223,396	1,160,704
CAPITAL AND RESERVES			
Issued capital	30	100,058	100,058
Reserves	31	1,048,294	985,602
Proposed final dividend	12	75,044	75,044
		1,223,396	1,160,704

Charles Yeung, J.P.
Director

Yeung Chun Fan
Director

	Notes	2002 HK$'000	2001 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	32(a)	499,569	454,685
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		23,788	33,773
Interest paid		(31,451)	(40,608)
Interest element on finance lease rental payments		(240)	(413)
Dividends from associates		18,675	13,936
Dividends from jointly-controlled entities		1,894	386
Dividends paid to minority shareholders		(129,969)	(128,056)
Dividends paid		(102,060)	(108,063)
Net cash outflow from returns on investments and servicing of finance		(219,363)	(229,045)
TAX			
Hong Kong profits tax paid		(21,034)	(20,013)
Overseas taxes paid		(3,124)	(3,950)
Taxes paid		(24,158)	(23,963)
INVESTING ACTIVITIES			
Purchases of fixed assets		(113,311)	(162,232)
Purchases of permanent quota		(2,675)	(1,494)
Proceeds from disposal of fixed assets		8,254	12,935
Proceeds from disposal of permanent quota		–	115
Investment in an associate		(600)	–
Disposal of subsidiaries	32(d)	25,471	–
Decrease/(increase) in pledged bank deposits		64,513	(50,875)
Net cash outflow from investing activities		(18,348)	(201,551)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES		237,700	126

	Notes	2002 HK$'000	2001 HK$'000
NET CASH INFLOW BEFORE FINANCING ACTIVITIES (CONTINUED)		237,700	126
FINANCING ACTIVITIES	32(b)		
New bank loans		272,997	473,986
Loans from minority shareholders		–	39,680
Repayment of bank loans		(449,803)	(430,573)
Repayment of loans from minority shareholders		(19,840)	(36,208)
Capital element of finance lease rental payments		(673)	(2,064)
Net cash inflow/(outflow) from financing activities		(197,319)	44,821
INCREASE IN CASH AND CASH EQUIVALENTS		40,381	44,947
Cash and cash equivalents at beginning of year		743,277	702,697
Effect of foreign exchange rate changes, net		1,740	(4,367)
CASH AND CASH EQUIVALENTS AT END OF YEAR		785,398	743,277
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		848,870	774,492
Bank overdrafts		(35,097)	(29,754)
Trust receipts with original maturities less than three months		(28,375)	(1,461)
		785,398	743,277

	Notes	2002 HK$'000	2001 HK$'000 (Restated)
NON-CURRENT ASSETS			
Interests in subsidiaries	16	738,510	787,363
CURRENT ASSETS			
Other receivables		372	927
Cash and bank balances		502,185	399,970
		502,557	400,897
CURRENT LIABILITIES			
Other payables and accruals		1,720	1,705
NET CURRENT ASSETS		500,837	399,192
		1,239,347	1,186,555
CAPITAL AND RESERVES			
Issued capital	30	100,058	100,058
Reserves	31	1,064,245	1,011,453
Proposed final dividend	12	75,044	75,044
		1,239,347	1,186,555

Charles Yeung, J.P.
Director

Yeung Chun Fan
Director

1. CORPORATE INFORMATION

The head office and principal place of business of Glorious Sun Enterprises Limited is located at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group was engaged in the retailing, export and production of casual wear.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently-issued and revised SSAPs and related Interpretations are effective for the first time for the current year's financial statements:

- SSAP 9 (Revised): "Events after the balance sheet date"
- SSAP 14 (Revised): "Leases"
- SSAP 18 (Revised): "Revenue"
- SSAP 26: "Segment reporting"
- SSAP 28: "Provisions, contingent liabilities and contingent assets"
- SSAP 29: "Intangible assets"
- SSAP 30: "Business combinations"
- SSAP 31: "Impairment of assets"
- SSAP 32: "Consolidated financial statements and accounting for investments in subsidiaries"
- Interpretation 12: "Business combinations - subsequent adjustment of fair values and goodwill initially reported"
- Interpretation 13: "Goodwill – continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of those SSAPs and Interpretations which have had a significant effect on the financial statements, are summarised as follows:

SSAP 9 (Revised) prescribes which type of events occurring after the balance sheet date require adjustment to the financial statements, and which require disclosure, but no adjustment. Its principal impact on these financial statements is that the proposed final dividend which is not declared and approved until after the balance sheet date, is no longer recognised as a liability at the balance sheet date, but is disclosed as an allocation of retained earnings on a separate line within the capital and reserves section of the balance sheet. The prior year adjustment arising from the adoption of this new SSAP is detailed in note 12 to the financial statements.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") (CONTINUED)

SSAP 14 (Revised) prescribes the basis for lessor and lessee accounting for finance and operating leases, and the required disclosures in respect thereof. Certain amendments have been made to the previous accounting measurement treatments, which may be accounted for retrospectively or prospectively, in accordance with the requirements of the SSAP. The revised SSAP requirements have not had a material effect on the amounts previously recorded in the financial statements, therefore no prior year adjustment has been required. The disclosure changes under this SSAP have resulted in changes to the detailed information disclosed for finance leases and operating leases, which are further detailed in notes 29 and 34 to the financial statements.

SSAP 26 prescribes the principles to be applied for reporting financial information by segment. It requires that management assesses whether the Group's predominant risks or returns are based on business segments or geographical segments and determines one of these bases to be the primary segment information reporting format, with the other as the secondary segment information reporting format. The impact of this SSAP is the inclusion of significant additional segment reporting disclosures which are set out in note 4 to the financial statements.

SSAP 29 prescribes the recognition and measurement criteria for intangible assets, together with the disclosure requirements. The adoption of this SSAP has resulted in change to the previously adopted accounting treatment for intangible assets. Details of the prior year adjustment resulting from these changes of treatment are included in the financial statements (see note 19). The SSAP does, however, require that impairment losses on intangible assets are aggregated with the accumulated amortisation (see note 19), whereas previously they were deducted from the cost of the relevant asset. This disclosure reclassification has had no effect on the net carrying amount of intangible assets in the balance sheet.

SSAP 30 prescribes the accounting treatment for business combinations, including the determination of the date of acquisition, the method for determining the fair values of the assets and liabilities acquired, and the treatment of goodwill arising on acquisition. The SSAP requires the disclosure of goodwill in the non-current assets section of the consolidated balance sheet. It requires that goodwill is amortised to the consolidated profit and loss account over its estimated useful life. Interpretation 13 prescribes the application of SSAP 30 to goodwill arising from acquisitions in previous years which remains eliminated against consolidation reserves. The adoption of the SSAP and Interpretation has no significant impact on the preparation of these financial statements.

SSAP 31 prescribes the recognition and measurement criteria for impairments of assets. The SSAP is required to be applied prospectively and therefore, has had no effect on amounts previously reported in prior year financial statements.

SSAP 32 prescribes the accounting treatment and disclosures for the preparation and presentation of consolidated financial statements, and has had no impact on the preparation of these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong SSAPs, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment properties and certain fixed assets, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 March 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

(a) a subsidiary, if the Company has unilateral control over the joint venture company;

(b) a jointly-controlled entity, if the Company does not have unilateral control, but has joint control over the joint venture company;

(c) an associate, if the Company does not have unilateral or joint control, but holds generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) a long term investment, if the Company holds less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life. In the case of associates and jointly-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

Fixed assets, other than investment properties, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Land and buildings are stated at valuation. It is the Group's policy to review regularly the carrying value of land and buildings, and adjustment is made where there has been a material change in value. Independent professional valuations are performed where appropriate.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets and depreciation (continued)

Changes in the values of fixed assets, other than investment properties, are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold land	Over the lease terms
Freehold land	Nil
Buildings	1.67% – 5% per annum or over the terms of the leases, whichever is shorter
Leasehold improvements	20% – 25%
Plant and machinery	10% – 25%
Furniture, fixtures and office equipment	10% – 33%
Motor vehicles	20% – 30%

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leased assets (continued)

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Textile quota entitlements

Temporary textile quota entitlements purchased from outside parties are charged to the profit and loss account at the time of utilisation, or in the absence of such utilisation, upon the expiry of the relevant utilisation period. The profit on disposal of temporary textile quota entitlements is recognised upon execution of a legally binding, unconditional and irrevocable transfer to a third party.

Permanent textile quota entitlements ("permanent quota") are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 1 to 3 years. Income and expenses arising from the temporary transfer of quota entitlements are dealt with in the profit and loss account.

In prior years, permanent quota were stated at cost less provisions for any permanent diminutions in values deemed necessary by the directors and no amortisation was made. On adoption of SSAP 29, the permanent quota previously unamortised has been restated retrospectively and has resulted in a prior year adjustment, further details of which are included in note 19 to the financial statements.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out and weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of advance. For the purpose of balance sheet classification, cash and bank balances represent assets which are not restricted as to use.

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) commission income, when services are rendered;

(c) income received and receivable from the temporary transfer of permanent quota, upon execution of a legally binding, unconditional and irrevocable transfer to a third party;

(d) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(e) dividends, when the shareholders' right to receive payment has been established; and

(f) rentals, on the straight-line basis over the lease terms.

Foreign currencies

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars at the applicable rates of exchange ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

With respect to investments in certain overseas subsidiaries which are financed by way of loans that are not repayable in the foreseeable future, rather than equity, the resulting exchange differences on translation of the loans are included in the exchange fluctuation reserve. In the opinion of the directors, such loans are for practical purposes as permanent as equity and, accordingly, are treated as part of the Company's net investment in the enterprises.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

In previous years, the Company recognised its proposed final dividend to shareholders, which was declared and approved after the balance sheet date, as a liability in its balance sheet. The revised accounting treatments for dividends resulting from the adoption of SSAP 9 (Revised) has given rise to prior year adjustments in both the Group's and the Company's financial statements, further details of which are included in note 12 to the financial statements.

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees. The MPF Scheme has operated since 1 December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in independently administered funds. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

Prior to the MPF Scheme becoming effective, the Group operated two defined contribution retirement benefits schemes for its employees, the assets of which are held separately from those of the Group in independently administered funds. Under one of the schemes, contributions payable by the employers and employees were suspended in January 1994, but the administrator continues to manage and invest the assets of the scheme and to make payments to employees in accordance with the rules of the scheme. Under the other scheme, contributions are made based on a percentage of the eligible employees' salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the scheme. When an employee leaves the scheme prior to his/her interest in the Group employer contribution vesting fully, the ongoing contributions payable by the Group may be reduced by the relevant amount of forfeited contribution. This scheme is still operating after 1 December 2000.

The employees of the Group's subsidiary which operates in the PRC are required to participate in a central pension scheme operated by the local municipal government. The PRC subsidiary is required to contribute a percentage of their payroll costs to the central pension scheme.

4. SEGMENT INFORMATION

SSAP 26 was adopted during the year, as detailed in note 2 to the financial statements. Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) retail segment engages in retailing of causal wear;

(b) export segment manufactures and exports apparels; and

(c) other segment comprises trading of fabrics and other businesses.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments.

Group

	Retail operations		Export operations		Other operations		Consolidated	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Segment revenue:								
Sales to external customers	1,532,257	1,346,586	1,196,541	1,392,138	196,052	264,519	2,924,850	3,003,243
Other revenue and gains	8,930	2,013	25,034	60,271	37,977	29,498	71,941	91,782
Total revenue	1,541,187	1,348,599	1,221,575	1,452,409	234,029	294,017	2,996,791	3,095,025
Segment results	102,641	42,102	121,962	222,598	42,405	70,098	267,008	334,798
Interest income and unallocated revenue							25,285	34,435
Unallocated expenses							(25,594)	(21,169)
Profit from operating activities							266,699	348,064
Finance costs							(31,691)	(41,021)
Share of profit and losses of:								
– Jointly-controlled entities							4,720	8,110
– Associates							27,609	37,632
Profit before tax							267,337	352,785
Tax							(19,977)	(37,488)
Profit before minority interests							247,360	315,297
Minority interests							(94,595)	(134,671)
Net profit from ordinary activities attributable to shareholders							152,765	180,626

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments (continued)

Group

	Retail operations		Export operations		Other operations		Consolidated	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Segment assets	490,771	505,323	702,450	770,461	167,450	234,627	1,360,671	1,510,411
Interests in associates	–	–	79,842	75,938	–	–	79,842	75,938
Interests in jointly – controlled entities	–	–	9,614	10,728	7,511	7,152	17,125	17,880
Unallocated assets							908,314	896,385
Total assets							2,365,952	2,500,614
Segment liabilities	136,631	99,297	272,614	230,882	180,240	266,340	589,485	596,519
Unallocated liabilities							365,391	521,129
Total liabilities							954,876	1,117,648
Other segment information:								
Depreciation and amortisation	71,021	62,955	48,874	45,105	3,352	4,142	123,247	112,202
Impairment losses recognised in the profit and loss account	–	–	–	378	–	–	–	378
Deficit on revaluation recognised in the profit and loss account	–	–	–	150	–	–	–	150
Surplus on revaluation recognised in the profit and loss account	–	–	–	950	–	150	–	1,100
Other non-cash expenses	7,843	15,917	78	–	825	166	8,746	16,083
Capital expenditure	46,548	97,107	64,106	61,142	5,332	5,477	115,986	163,726
Deficit on revaluation recognised directly in equity	–	–	–	–	–	415	–	415
Surplus on revaluation recognised directly in equity	–	–	–	1,665	–	842	–	2,507

4. SEGMENT INFORMATION (CONTINUED)

(b) Geographical segments

The following table present revenue, profit/(loss) and certain asset and expenditure information for the Group's geographical segments.

Group

	Mainland China		Hong Kong		US		Australia and New Zealand		Canada		Others		Consolidated	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Segment revenue:														
Sales to external customers	1,048,600	839,540	136,133	201,102	1,082,277	1,260,185	516,696	527,085	45,026	30,869	96,118	144,462	2,924,850	3,003,243
Segment results	120,522	107,412	23,874	52,015	113,756	200,484	(9,833)	(62,434)	4,330	5,842	14,359	31,479	267,008	334,798
Other segment information:														
Segment assets	746,074	768,081	104,406	112,894	142,097	181,465	131,116	172,006	6,073	5,026	230,905	270,939	1,360,671	1,510,411
Capital expenditure	74,925	77,121	1,378	1,871	-	-	14,028	58,848	-	-	25,655	25,886	115,986	163,726

5. TURNOVER

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, but excludes intra-group transactions, and the total amount of quota income received and receivable from temporary transfers of permanent quota.

Revenue from the following activities has been included in turnover as follows:

	Group	
	2002 HK$'000	2001 HK$'000
Retailing of causal wear	1,532,257	1,346,586
Export of apparels	1,196,541	1,392,138
Trading of fabric and other businesses	196,052	264,519
Turnover	2,924,850	3,003,243

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Group	
	2002 HK$'000	2001 HK$'000
Depreciation	120,082	108,543
Permanent quota:		
Amortisation for the year*	3,165	3,659
Impairment arising during the year*	–	378
	3,165	4,037
Minimum lease payments under operating leases:		
Land and buildings	237,544	223,401
Plant and machinery	1,256	492
	238,800	223,893
Auditors' remuneration	3,883	3,947
Staff costs (including directors' remuneration, note 7):		
Wages and salaries	480,181	471,589
Pension contributions	12,306	10,145
Less: Forfeited contributions refunded	(1,759)	(1,202)
Net pension contributions**	10,547	8,943
Total staff costs	490,728	480,532
Exchange losses/(gains), net	(1,294)	25,643
Revaluation deficit on an investment property	–	150
Net revaluation surplus on land and buildings	–	(1,100)
Loss on disposal of fixed assets	8,746	9,939
Fixed assets written off	–	3,236
Interest income	(23,788)	(33,773)
Gross rental income from an investment property	(208)	(208)
Less: Outgoings	10	12
Net rental income from an investment property	(198)	(196)

* The amortisation and impairment of permanent quota for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

** At 31 March 2002, the Group has no forfeited contributions available to reduce its contributions to the pension schemes in future years (2001: HK$942,000).

7. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance is as follows:

	Group	
	2002 HK$'000	2001 HK$'000
Fees:		
Executive directors	–	–
Independent non-executive directors	200	200
	200	200
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	6,444	5,974
Discretionary bonuses	6,664	7,060
Pension contributions	261	258
	13,369	13,292

The remuneration of the above directors fell within the following bands:

	Number of directors	
	2002	2001
Nil – HK$1,000,000	3	3
HK$1,000,001 – HK$1,500,000	1	1
HK$1,500,001 – HK$2,000,000	1	1
HK$2,500,001 – HK$3,000,000	1	1
HK$3,500,001 – HK$4,000,000	2	2
	8	8

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2001: two) directors, details of whose remuneration are set out in note 7 above. Further details of the remuneration of the remaining two (2001: three) non-director, highest paid employees are set out below.

	Group	
	2002 HK$'000	2001 HK$'000
Salaries, allowances and benefits in kind	2,517	3,491
Discretionary bonuses	4,033	5,976
Pension contributions	89	136
	6,639	9,603

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2002	2001
HK$2,500,001 – HK$3,000,000	–	1
HK$3,000,001 – HK$3,500,000	2	2
	2	3

9. FINANCE COSTS

	Group	
	2002 HK$'000	2001 HK$'000
Interest on bank loans, overdrafts and other loans wholly repayable within five years	31,451	40,608
Interest on finance leases	240	413
	31,691	41,021

10. TAX

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2002 HK$'000	2001 HK$'000
Company and its subsidiaries:		
Hong Kong	11,287	24,093
Elsewhere	4,672	1,480
Deferred tax – note 20	–	6,458
	15,959	32,031
Share of tax attributable to associates:		
Hong Kong	–	90
Elsewhere	3,741	4,346
	3,741	4,436
Share of tax attributable to jointly-controlled entities:		
Elsewhere	277	1,021
Tax charge for the year	19,977	37,488

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 March 2002 dealt with in the financial statements of the Company is HK$154,852,000 (2001: HK$428,163,000).

12. DIVIDENDS

	2002 HK$'000	2001 HK$'000
Interim – HK2.70 cents (2001: HK3.30 cents) per ordinary share	27,016	33,019
Proposed final – HK7.50 cents (2001: HK7.50 cents) per ordinary share	75,044	75,044
	102,060	108,063

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

During the year, the Group adopted the revised SSAP 9 "Events after the balance sheet date", as detailed in note 2 to the financial statements. To comply with this revised SSAP, a prior year adjustment has been made to reclassify the proposed final dividend for the year ended 31 March 2001 of HK$75,044,000, which was recognised as a current liability at the prior year end, to the proposed final dividend reserve account within the capital and reserves section of the balance sheet. The result of this has been to reduce both the Group's and the Company's current liabilities and increase the reserves previously reported as at 31 March 2001, by HK$75,044,000.

The effect of this change in accounting policy as at 31 March 2002, is that the current year's proposed final dividend of HK$75,044,000 has been included in the proposed final dividend reserve account within the capital and reserves section of the balance sheet at that date, whereas in previous years it would have been recognised as a current liability at the balance sheet date.

13. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$152,765,000 (2001: HK$180,626,000 (as restated)) and 1,000,584,000 (2001: 1,000,584,000) shares in issue during the year.

(b) Diluted earnings per share

As the subscription prices of the share options outstanding during the years ended 31 March 2002 and 2001 are higher than the respective average market price of the Company's shares during both years, there is no dilution effect on the basic earnings per share.

14. FIXED ASSETS

Group

	Land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation:						
At 1 April 2001	74,473	255,741	323,187	228,401	41,341	923,143
Additions	7,479	43,306	38,453	20,105	4,934	114,277
Disposals	–	(32,273)	(14,354)	(22,719)	(4,104)	(73,450)
Disposal of subsidiaries	–	–	(496)	(26,960)	–	(27,456)
Exchange realignment	(413)	(289)	609	10,510	295	10,712
At 31 March 2002	81,539	266,485	347,399	209,337	42,466	947,226
Analysis of cost or valuation:						
At cost	–	266,485	347,399	209,337	42,466	865,687
At valuation 31 March 2002	81,539	–	–	–	–	81,539
	81,539	266,485	347,399	209,337	42,466	947,226
Accumulated depreciation:						
At 1 April 2001	–	129,662	125,193	129,203	26,027	410,085
Provided during the year	1,811	48,466	35,747	28,534	5,524	120,082
Disposals	–	(25,809)	(10,436)	(17,339)	(2,866)	(56,450)
Disposal of subsidiaries	–	–	(84)	(3,415)	–	(3,499)
Exchange realignment	–	(88)	651	5,605	200	6,368
At 31 March 2002	1,811	152,231	151,071	142,588	28,885	476,586
Net book value:						
At 31 March 2002	79,728	114,254	196,328	66,749	13,581	470,640
At 31 March 2001	74,473	126,079	197,994	99,198	15,314	513,058

At the balance sheet date, all the Group's land and buildings were stated at directors' valuation and the remaining fixed assets are stated at cost less accumulated depreciation. Had these land and buildings been carried at historical cost less accumulated depreciation, their carrying values would have been approximately HK$57,262,000.

14. FIXED ASSETS (CONTINUED)

The land and buildings at valuation included above are held under the following lease terms:

	Hong Kong HK$'000	Elsewhere HK$'000	Total HK$'000
Freehold	–	10,057	10,057
Long term leases	2,300	31,745	34,045
Medium term leases	–	37,437	37,437
	2,300	79,239	81,539

The net book value of the fixed assets held under finance leases included in the total amount of fixed assets at 31 March 2002 amounted to HK$2,757,000 (2001: HK$2,373,000).

At 31 March 2002, certain of the above properties held by the Group with a net book value of HK$45,402,000 (2001: HK$47,653,000) and certain of the Group's plant and machinery with a net book value of HK$2,466,000 (2001: HK$2,775,000) were pledged to secure banking facilities (note 26).

15. INVESTMENT PROPERTY

	Group	
	2002 HK$'000	2001 HK$'000
At 1 April	1,850	2,000
Revaluation deficit	–	(150)
At 31 March	1,850	1,850

The Group's investment property is situated in Hong Kong and held under a long term lease.

The Group's investment property was revalued on 31 March 2002 by DTZ Debenham Tie Leung Limited, independent professional valuers, at HK$1,850,000 on an open market value, based on its existing use. The investment property is leased to third parties under operating leases. The particulars of the Group's investment property are as follows:

Location	Use	Tenure	Attributable interest to the Group
Workshop Nos. 1, 2, 3 and 5 10th Floor, International Trade Centre No. 11 Sha Tsui Road Tsuen Wan New Territories	Industrial	Long term lease	60%

16. INTERESTS IN SUBSIDIARIES

	Company	
	2002 HK$'000	2001 HK$'000
Unlisted shares, at cost	377,717	377,717
Due from a subsidiary	360,793	409,646
	738,510	787,363

The amount due from a subsidiary is unsecured, interest-free and has no fixed terms of repayment.

Particulars of the principal subsidiaries are set out in note 39 to the financial statements.

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2002 HK$'000	2001 HK$'000
Share of net assets	34,055	34,365
Due from jointly-controlled entities	869	994
Due to jointly-controlled entities	(13,476)	(13,156)
	21,448	22,203
Provision for impairment	(4,323)	(4,323)
	17,125	17,880

The balances with jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal jointly-controlled entities are set out in note 40 to the financial statements.

18. INTERESTS IN ASSOCIATES

	Group	
	2002 HK$'000	2001 HK$'000
Share of net assets	80,896	75,197
Due from associates	2,759	3,528
Due to associates	(3,813)	(2,787)
	79,842	75,938

The balances with associates are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal associates are set out in note 41 to the financial statements.

19. PERMANENT QUOTA

	Group
	HK$'000
Cost:	
At 1 April 2001	
As previously reported	91,403
Reclassified to accumulated amortisation and impairment*	18,278
As restated	109,681
Additions	2,675
Exchange realignment	(1,307)
At 31 March 2002	111,049
Accumulated amortisation and impairment:	
At 1 April 2001	
As previously reported	–
Reclassified from cost*	18,278
Prior year adjustment**	88,535
As restated	106,813
Amortisation provided during the year	3,165
Exchange realignment	(1,146)
At 31 March 2002	108,832
Net book value:	
At 31 March 2002	2,217
At 31 March 2001 (as restated)	2,868

19. PERMANENT QUOTA (CONTINUED)

* Accumulated impairment losses are aggregated with accumulated amortisation under the disclosure requirement of SSAP 29, which was adopted during the year as detailed in note 2 to the financial statements, whereas previously they were disclosed as an adjustment to the cost of the assets. This change has been disclosed as a retrospective reclassification.

** In prior years, permanent quota were stated at cost less provisions for any permanent diminutions in values deemed necessary by the directors and no amortisation was made.

As detailed in notes 2 and 3 to the financial statements, the policy of accounting for permanent quota was changed during the year so as to comply with the new SSAP 29. In restating the results for prior years on the basis of the new requirement of SSAP 29, the profit for the year ended 31 March 2001 decreased HK$1,624,000, the retained profits brought forward as at 31 March 2000 and 2001 decreased HK$75,716,000 and HK$77,340,000, respectively, the exchange fluctuation reserve and minority interests brought forward as at 31 March 2001 increased HK$7,679,000 and decreased HK$18,874,000, respectively.

20. DEFERRED TAX

	Group	
	2002 HK$'000	2001 HK$'000
At 1 April	527	(7,622)
Exchange realignment	–	1,691
Charge for the year – note 10	–	6,458
At 31 March	527	527

The principal components of the Group's provision for deferred tax liabilities and net deferred tax assets not recognised in the financial statements are as follows:

	Provided		Not provided	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Tax losses carried forward	–	–	(8,629)	(6,286)
Others	527	527	557	1,468
	527	527	(8,072)	(4,818)

The revaluation of the Group's fixed assets and investment property do not constitute a timing difference and, consequently, the amount of potential deferred tax thereon has not been quantified.

No provision has been made for taxes which would arise on the remittance to Hong Kong of retained profits of overseas companies as it is not anticipated that these amounts will be remitted in the near future.

The Company had no unprovided deferred tax at the balance sheet date (2001: Nil).

21. INVENTORIES

	Group	
	2002 HK$'000	2001 HK$'000
Raw materials	164,072	241,031
Work in progress	53,951	51,413
Finished goods	275,417	223,300
	493,440	515,744

The carrying amount of inventories carried at net realisable value included in the above is HK$2,298,000 (2001: HK$20,308,000).

Certain of the Group's inventories with a carrying value at the balance sheet date of HK$83,035,000 (2001: HK$76,402,000) were pledged as security for the Group's banking facilities (note 26).

22. TRADE AND BILLS RECEIVABLE

The trade and bills receivable include trade receivable, net of provision for doubtful debts, of HK$111,793,000 (2001: HK$102,726,000) and bills receivable of HK$120,060,000 (2001: HK$176,619,000). The bills receivable were aged between 0 to 3 months at the balance sheet date for both years. The aged analysis of trade receivable is as follows:

	Group	
	2002 HK$'000	2001 HK$'000
0 – 3 months	83,746	67,843
4 – 6 months	26,311	26,529
Over 6 months	1,736	8,354
	111,793	102,726

The Group allows an average credit period of 45 days to its trade customers.

23. TRADE AND BILLS PAYABLE

The trade and bills payable include trade payable of HK$166,271,000 (2001: HK$191,734,000). The aged analysis of trade payable is as follows:

	Group	
	2002 HK$'000	2001 HK$'000
0 – 3 months	142,979	134,713
4 – 6 months	15,874	46,139
Over 6 months	7,418	10,882
	166,271	191,734

24. INTEREST-BEARING BANK AND OTHER BORROWINGS

		Group	
	Notes	2002 HK$'000	2001 HK$'000
Bank overdrafts		35,097	29,754
Bank loans		241,078	402,477
Trust receipts		28,375	1,461
Interest-bearing bank borrowings	25	304,550	433,692
Current portion of finance lease payables	29	753	796
		305,303	434,488

25. INTEREST-BEARING BANK LOANS AND OVERDRAFTS

	Group	
	2002 HK$'000	2001 HK$'000
Bank overdrafts:		
Secured	19,796	16,103
Unsecured	15,301	13,651
	35,097	29,754
Bank loans:		
Secured	119,404	237,200
Unsecured	149,807	220,250
	269,211	457,450
Trust receipts:		
Secured	28,375	1,461
	332,683	488,665
Analysed by repayment term:		
Bank overdrafts repayable on demand	35,097	29,754
Trust receipts repayable within one year	28,375	1,461
Bank loans repayable:		
Within one year	241,078	402,477
In the second year	23,448	15,063
In the third to fifth years, inclusive	4,685	39,910
	269,211	457,450
	332,683	488,665
Portion classified as current liabilities – note 24	(304,550)	(433,692)
Long term portion	28,133	54,973

26. BANKING FACILITIES

Certain of the Group's banking facilities are secured by:

(i) Mortgages over certain of the Group's land and buildings which have an aggregate net book value at the balance sheet date of HK$45,402,000 (2001: HK$47,653,000).

(ii) Mortgages over certain of the Group's plant and machinery which have an aggregate net book value at the balance sheet date of HK$2,466,000 (2001: HK$2,775,000).

(iii) Certain bank deposits at the balance sheet date of HK$41,706,000 (2001: HK$106,219,000).

(iv) Charges over certain of the Group's inventories with carrying value at the balance sheet date of HK$83,035,000 (2001: HK$76,402,000).

27. LOANS FROM MINORITY SHAREHOLDERS

The loans from minority shareholders are unsecured, interest bearing and was fully repaid during the year.

28. LONG TERM LOANS FROM MINORITY SHAREHOLDERS

The long term loans from minority shareholders are unsecured, interest-free and are repayable beyond one year.

29. FINANCE LEASE PAYABLES

The Group leases certain of its plant and machinery for its manufacturing business. These leases are classified as finance leases and have remaining lease terms ranging from 3 to 5 years.

At 31 March 2002, the total future minimum lease payments under finance leases and their present values, were as follows:

Group	Minimum lease payments		Present value of minimum lease payments	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Amounts payable:				
Within one year	976	968	753	796
In the second year	828	820	647	675
In the third to fifth years, inclusive	1,365	924	1,257	770
Total minimum finance lease payments	3,169	2,712	2,657	2,241
Future finance charges	(512)	(471)		
Total net finance lease payables	2,657	2,241		
Portion classified as current liabilities – note 24	(753)	(796)		
Long term portion	1,904	1,445		

SSAP 14 was revised and implemented during the year, as detailed in note 2 to the financial statements. Certain new disclosures are required and have been included above. The prior year comparative amounts for the new disclosures have also been included where appropriate.

30. ISSUED CAPITAL

Shares

	Number of ordinary shares		Company	
	2002 '000	2001 '000	2002 HK$'000	2001 HK$'000
Authorised: Ordinary shares of HK$0.10 each	6,000,000	6,000,000	600,000	600,000
Issued and fully paid: Ordinary shares of HK$0.10 each	1,000,584	1,000,584	100,058	100,058

Share options

The Company operates a share option scheme (the "Scheme"), further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 19 to 21.

During the year, no share options were granted or exercised, and share options for 228,000 and 800,000 shares previously granted to employees were lapsed and cancelled, respectively.

At the balance sheet date, the Company had 82,870,000 share options outstanding under the Scheme, with exercise periods ranging from 16 September 1997 to 30 October 2007 and subscription prices ranging from HK$1.800 to HK$2.876. The exercise in full of all outstanding options would, under the present capital structure of the Company, result in the issue of 82,870,000 additional shares of HK$0.10 each and proceeds of approximately HK$180,707,000.

31. RESERVES

Group

	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve *(note i)* HK$'000	Non-distributable reserves *(note ii)* HK$'000	Retained profits *(note ii)* HK$'000	Total HK$'000
At 1 April 2000:							
As previously reported	268,668	115,551	20,174	(65,909)	4,009	655,314	997,807
Prior year adjustments:							
SSAP 29 – recognition of the effect of amortising for permanent quota (notes 2 and 19)	–	–	–	6,188	–	(75,716)	(69,528)
At 1 April 2000 (as restated)	268,668	115,551	20,174	(59,721)	4,009	579,598	928,279
Revaluation surplus	–	–	2,092	–	–	–	2,092
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates (as restated)	–	–	–	(17,332)	–	–	(17,332)
Share of non-distributable reserves of jointly-controlled entities	–	–	–	–	297	(297)	–
Net profit for the year (as restated)	–	–	–	–	–	180,626	180,626
Interim 2001 dividend	–	–	–	–	–	(33,019)	(33,019)
Proposed final 2001 dividend	–	–	–	–	–	(75,044)	(75,044)
At 31 March 2001 (as restated)	268,668	115,551	22,266	(77,053)	4,306	651,864	985,602
Reserves retained by:							
Company and subsidiaries (as restated)	268,668	115,551	22,266	(60,646)	256	579,611	925,706
Jointly-controlled entities	–	–	–	(10,406)	4,050	(521)	(6,877)
Associates	–	–	–	(6,001)	–	72,774	66,773
31 March 2001	268,668	115,551	22,266	(77,053)	4,306	651,864	985,602

31. RESERVES (CONTINUED)

Group

	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000
At 31 March 2001:							
As previously reported	268,668	115,551	22,266	(84,732)	4,306	729,204	1,055,263
Prior year adjustments: SSAP 29 – recognition of the effect of amortising for permanent quota (notes 2 and 19)	–	–	–	7,679	–	(77,340)	(69,661)
At 31 March 2001 (as restated)	268,668	115,551	22,266	(77,053)	4,306	651,864	985,602
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates	–	–	–	4,126	–	–	4,126
Release upon disposal of subsidiaries	–	–	–	7,861	–	–	7,861
Transfer from retained profit	–	–	–	–	95	(95)	–
Share of non-distributable reserves of jointly-controlled entities	–	–	–	–	841	(841)	–
Profit for the year	–	–	–	–	–	152,765	152,765
Interim 2002 dividend	–	–	–	–	–	(27,016)	(27,016)
Proposed final 2002 dividend	–	–	–	–	–	(75,044)	(75,044)
At 31 March 2002	268,668	115,551	22,266	(65,066)	5,242	701,633	1,048,294
Reserves retained by:							
Company and subsidiaries	268,668	115,551	22,266	(48,564)	351	625,295	983,567
Jointly-controlled entities	–	–	–	(10,406)	4,891	(1,675)	(7,190)
Associates	–	–	–	(6,096)	–	78,013	71,917
31 March 2002	268,668	115,551	22,266	(65,066)	5,242	701,633	1,048,294

31. RESERVES (CONTINUED)

Notes: (i) Included in the exchange realignment on translation of overseas subsidiaries is an amount of HK$44,953,000 (2001: HK$65,822,000), representing the exchange losses arising on the translation of amounts due from subsidiaries that are not repayable in the foreseeable future and, in the opinion of the directors, is part of the Company's net investment in the enterprises.

(ii) Pursuant to the relevant laws and regulations for Sino-foreign joint venture enterprises, a portion of the profits of the Group's subsidiaries and jointly-controlled entities in the Mainland China has been transferred to reserve funds which are restricted as to use.

Company

	Share premium account HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2000	268,668	377,567	45,118	691,353
Profit for the year	–	–	428,163	428,163
Interim 2001 dividend	–	–	(33,019)	(33,019)
Proposed final 2001 dividend	–	–	(75,044)	(75,044)
At 31 March 2001 and 1 April 2001	268,668	377,567	365,218	1,011,453
Profit for the year	–	–	154,852	154,852
Interim 2002 dividend	–	–	(27,016)	(27,016)
Proposed final 2002 dividend	–	–	(75,044)	(75,044)
At 31 March 2002	268,668	377,567	418,010	1,064,245

The contributed surplus of the Group represented the difference between the nominal value of the share capital issued by the Company and the aggregate of the share capital and the share premium of the subsidiaries acquired pursuant to the Group reorganisation prior to the listing of the Company's shares in 1996.

The contributed surplus of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group reorganisation, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain circumstances.

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities

	2002 HK$'000	2001 HK$'000 (Restated)
Profit from operating activities	266,699	348,064
Depreciation	120,082	108,543
Permanent quota amortisation and impairment	3,165	4,037
Net revaluation surplus on land and buildings	–	(1,100)
Revaluation deficit on investment property	–	150
Loss on disposal on fixed assets	8,746	9,939
Gain on disposal of subsidiaries	(8,010)	–
Fixed assets written off	–	3,236
Interest income	(23,788)	(33,773)
Effect of foreign exchange differences	6,269	(15,747)
Decrease in amounts due from associates	769	1,522
Increase in amounts due to associates	1,026	572
Decrease in amounts due from jointly-controlled entities	125	330
Increase/(decrease) in amounts due to jointly-controlled entities	320	(69)
Decrease in inventories	5,421	59,846
Decrease/(increase) in trade and bills receivable	47,358	(55,097)
Decrease in prepayments, deposits and other receivables	35,161	34,583
Decrease in trade and bills payable	(73,994)	(15,380)
Increase in other payables and accruals	110,220	5,029
Net cash inflow from operating activities	499,569	454,685

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b) Analysis of changes in financing during the year

	Finance lease obligations HK$'000	Bank loans HK$'000	Minority interests HK$'000	Loans from minority shareholders HK$'000
At 1 April 2000 as previously reported	4,435	434,584	233,769	25,768
Prior year adjustment	–	–	(18,551)	–
At 1 April 2000 (as restated)	4,435	434,584	215,218	25,768
Cash inflow/(outflow) from financing, net	(2,064)	43,413	–	3,472
Share of asset revaluation reserve	–	–	1,544	–
Share of profits for the year (as restated)	–	–	134,671	–
Dividends paid	–	–	(128,056)	–
Inception of finance lease contracts	538	–	–	–
Effect of foreign exchange rate changes, net (as restated)	(668)	(20,547)	(1,115)	–
At 31 March 2001 (as restated)	2,241	457,450	222,262	29,240
At 1 April 2001 as previously reported	2,241	457,450	241,136	29,240
Prior year adjustment (note 19)	–	–	(18,874)	–
At 1 April 2001 (as restated)	2,241	457,450	222,262	29,240
Cash outflow from financing, net	(673)	(176,806)	–	(19,840)
Share of profits for the year	–	–	94,595	–
Disposal of subsidiaries	–	(18,503)	–	–
Dividends paid	–	–	(129,969)	–
Inception of finance lease contracts	966	–	–	–
Effect of foreign exchange rate changes, net	123	7,070	792	–
At 31 March 2002	2,657	269,211	187,680	9,400

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(c) Major non-cash transactions

During the year, the Group entered into finance lease arrangements in respect of fixed assets with a total capital value at the inception of the leases of HK$966,000.

(d) Disposal of subsidiaries

	HK$'000
Net liabilities disposed of:	
Fixed assets	23,957
Inventories	16,883
Cash and bank balances	2,529
Trade receivable	134
Prepayments and other receivables	2,509
Short term bank loan	(18,503)
Trade payable	(6,026)
Other payable and accruals	(9,354)
Shareholders' loan	(28,000)
	(15,871)
Exchange reserve realised upon disposal	7,861
Gain on disposal of subsidiaries	8,010
	-
Satisfied by:	
Cash	-

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	HK$'000
Cash consideration	-
Assignment of shareholders' loan	28,000
Cash and bank balances disposed of	(2,529)
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	25,471

On 3 August 2001, the Group disposed certain of its subsidiaries engaged in the retailing of causal wear in Australia to a connected party, details of which are included in note 36 to the financial statements.

In respect of the cash flows for the year ended 31 March 2002, the subsidiaries disposed of in that year had no significant impact on the Group's cash flow. The results of the subsidiaries disposed of in the year ended 31 March 2002 had no significant impact on the Group's consolidated turnover or profit after tax for the year.

33. CONTINGENT LIABILITIES

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Bank guarantees provided for facilities granted to subsidiaries	–	–	1,199,162	1,252,453
Extent of the guaranteed facilities utilised by subsidiaries	–	–	269,762	338,021
Bills discounted with recourse	4,769	16,068	–	–

34. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment property (note 15 to the financial statements) under operating lease arrangement, with lease negotiated for terms of three years. The terms of the lease generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At 31 March 2002, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group	
	2002 HK$'000	2001 HK$'000
Within one year	74	232
In the second to fifth years, inclusive	–	74
	74	306

34. OPERATING LEASE ARRANGEMENTS (CONTINUED)

(b) As lessee

The Group leases certain of its retail stores and office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 3 to 6 years.

At 31 March 2002, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2002 HK$'000	2001 HK$'000 (Restated)
Within one year	185,316	212,312
In the second to fifth years, inclusive	298,814	304,819
After five years	117,423	106,376
	601,553	623,507

SSAP 14 (Revised), which was adopted during the year, requires lessors under operating leases to disclose the total future minimum operating lease receivables under non-cancellable operating leases, as detailed in note (a) above. This disclosure was not previously required. SSAP 14 (Revised) also requires lessees under operating leases to disclose the total future minimum operating lease payments, rather than only the payments to be made during the next year as was previously required. Accordingly, the prior year comparative amounts for operating leases as lessee in note (b) above, have been restated to accord with the current year's presentation.

35. COMMITMENTS

In addition to the operating lease commitments detailed in note 34(b) above, the Group had foreign currency forward contract commitments of HK$36,022,000 (2001: HK$24,350,000) at the balance sheet date.

At the balance sheet date, the Company had no material commitments.

36. CONNECTED TRANSACTIONS

During the year, the Group had the following connected transactions with the following companies:

(a) Rental expenses paid to related companies:

	2002 HK$'000	2001 HK$'000
Houtex Investments Limited	2,486	2,885
Golden Sunshine Enterprises Limited	4,975	5,069
G.S. (Yeungs) Limited	1,068	1,112
Harbour Guide Limited	1,989	2,543
Gantin Limited	312	328
Gloryear Management Limited	851	843

The rental expenses related to properties which were rented from above companies that are controlled by Mr. Charles Yeung, J.P. and Mr. Yeung Chun Fan, both of whom are directors of the Company. The rental expenses were charged with reference to open market rentals.

The independent non-executive directors of the Company have reviewed and confirmed that rental expenses paid to the above related companies are in the ordinary and usual course of the Group's business, and that in their opinion they are on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and in accordance with the terms of the agreements governing the transactions.

(b) On 3 August 2001, Glorious Sun (Australia) Pty Limited ("GS Australia"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Garage International LLC ("GILLC") whereby GS Australia agreed to dispose of the entire issued share capital of Old Garage Pty Limited and its subsidiaries ("Old Garage Group") and to assign the shareholders' loan of A$7,000,000 (approximately HK$28,000,000) owed by Old Garage Group to the Group, to GILLC. GILLC is a company indirectly owned as to 75 per cent by the existing substantial shareholders and directors of the Company. The cash consideration for the disposal of subsidiaries and assignment of shareholders' loan is A$2 (approximately HK$8) and A$7,000,000 (approximately HK$28,000,000), respectively. Details of the connected transaction have been included in an announcement of the Company dated 3 August 2001.

37. RELATED PARTY TRANSACTIONS

In addition to the connected transactions as set out in note 36, the Group had the following material transactions with related parties during the year:

	Notes	2002 HK$'000	2001 HK$'000
Purchases of raw materials from a jointly-controlled entity	(i)	4,511	20,129
Processing charges paid to jointly-controlled entities	(ii)	71,865	56,945
Processing charges paid to associates	(ii)	54,823	62,546

(i) The directors consider that purchases of raw materials were made according to terms and conditions comparable to those offered to other customers of the jointly-controlled entity.

(ii) The processing charges were calculated at the costs incurred by the jointly-controlled entities and associates plus a mark-up agreed between the parties.

38. POST BALANCE SHEET EVENTS

On 10 June 2002, the Group entered into a conditional sale and purchase agreement with Old Garage Pty Limited (the "Purchaser") whereby the Group agreed to dispose of the entire issued share capital of Jeanswest Corporation (New Zealand) Limited ("JC(NZ)"), a wholly-owned subsidiary of the Group, and to assign a shareholder's loan of A$3,800,000 (approximately HK$17,100,000) owed by JC(NZ) to the Group, to the Purchaser. The Purchaser is indirectly owned as to 75 per cent by the existing substantial shareholders and directors of the Company. The aggregate consideration for the disposal of subsidiaries and assignment of shareholders' loan is A$3,800,002 (approximately HK$17,100,007). On 10 July 2002, the Group entered into a management services agreement with JC(NZ) to provide comprehensive management services at a management fee of A$1,350,000 (approximately HK$6,075,000) per annum. The services commenced on 10 July 2002.

These transactions were completed before the date of approval of these financial statements. The directors do not expect any material gain or loss arising from these transactions. Details of the connected transaction have been included in an announcement of the Company dated 10 June 2002.

39. PARTICULARS OF SUBSIDIARIES

The table below lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2002	2001	Principal activities
Glorious Sun Enterprises (BVI) Limited *	British Virgin Islands/ Hong Kong	US$200	100%	100%	Investment holding
Jeanswest (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100%	100%	Investment holding
Jeanswest International (L) Limited	Malaysia/ Hong Kong	US$1	100%	100%	Investment holding
Glorious Sun Licensing (L) Limited	Malaysia/ Hong Kong	US$1	100%	100%	Holding of trademark
Jeanswest Investments (Australia) Pty. Ltd.	Australia	A$12,002,202	100%	100%	Investment holding
Jeanswest Wholesale Pty. Ltd.	Australia	A$2	100%	100%	Trading of apparel
Jeanswest Corporation Pty. Ltd.	Australia	A$11,000,000 Ordinary A$1,000,000 A class shares	100%	100%	Retail of apparel in Australia
Jeanswest Corporation (New Zealand) Limited	New Zealand	NZ$100,000 Ordinary	100%	100%	Retail of apparel in New Zealand

39. PARTICULARS OF SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2002	2001	Principal activities
Renher Pty. Ltd.	Australia	A$2,200 Ordinary	100%	100%	Provision of shop leasing services in Australia
Jeanswest International (H.K.) Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	100%	100%	Retail of apparel in Mainland China
Advancetex Dress (Hu Bei) Co., Ltd.	Mainland China	HK$5,500,000	100%	100%	Trading of apparel in Mainland China
Advancetex Investment Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	100%	100%	Retail of apparel in Mainland China
Jeanswest Apparels Co. (Huizhou) Ltd.	Mainland China	HK$15,000,000 paid up to HK$12,800,000	100%	100%	Selling of apparel in Mainland China
Glorious Sun Industries (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100%	100%	Investment holding
The Glorious Sun Fashion Garment Manufactory (H.K.) Limited	Hong Kong	HK$2,600,000 Ordinary	100%	100%	Trading and manufacturing of apparel and provision of management services

39. PARTICULARS OF SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2002	2001	Principal activities
Jimfook Limited	Hong Kong	HK$2 Ordinary	100%	100%	Provision of sales promotion services
Pacific Potential Trading Company Limited	Hong Kong	HK$200,000 Ordinary	100%	100%	Provision of agency services
Glorious Sun Sample Manufacturing Limited	Hong Kong/ Mainland China	HK$2 Ordinary	100%	100%	Manufacturing of apparel samples
Stonewash (G.S.) Limited	Hong Kong/ Mainland China	HK$2 Ordinary	100%	100%	Provision of washing know-how and laundry services
Advancetex International Trading (HK) Company Limited	Hong Kong	HK$6,000,000 Ordinary	100%	100%	Trading and production of apparel
Parkent Industries Limited	Hong Kong	HK$600,000 Ordinary	100%	100%	Import and export of apparel
Gold Treasure Investment Limited	Hong Kong	HK$2 Ordinary	100%	100%	Provision of production management services
Advancetex Fashion Garment Mfy. (Hui Zhou) Limited	Mainland China	US$8,000,000 paid up to US$6,000,000	100%	100%	Manufacturing of apparel

39. PARTICULARS OF SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2002	2001	Principal activities
Glorious Sunshine Textiles Company Limited	Hong Kong	HK$10,000,000 Ordinary	100%	100%	Import and distribution of textile products
Sparrow Apparels Limited	Bangladesh	Tk10,000,000 Ordinary	70%	70%	Manufacturing of apparel
Gennon Industries Limited	Hong Kong	HK$10,000 Ordinary	100%	100%	Investment holding
Gennon International Trading (H.K.) Limited	Hong Kong	HK$500,000 Ordinary	50.4%	50.4%	Trading of apparel and investment holding
J-Loong Trading Limited	Hong Kong	HK$300,000 Ordinary	50.4%	50.4%	Import and export of apparel
Chapman Development Limited	Hong Kong	HK$1,000 Ordinary	50.4%	50.4%	Trading of fabric and investment holding
Main Pui Investments Limited	Hong Kong	HK$1,460,000 Ordinary	50.4%	50.4%	Property holding
Super Connection International Limited	British Virgin Islands/ Cambodia	US$1,000 Ordinary	50.4%	50.4%	Provision of management services
Recent Garments and Knitting Industries Ltd.	Bangladesh	Tk100,000 Ordinary	35.3%	35.3%	Manufacturing of apparel

39. PARTICULARS OF SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2002	2001	Principal activities
P.T. Sandangpantas Lestari **	Indonesia	Rp120,000,000 Ordinary	50.4%	50.4%	Manufacturing of apparel
Shamoli Garments Limited	Bangladesh	Tk10,000,000 Ordinary	35.3%	35.3%	Manufacturing of apparel
P.T. Crownfund Garment Factory **	Indonesia	US$600,000	47.9%	47.9%	Manufacturing of apparel
Gennon (Cambodia) Garment Manufacturing Ltd. **	Cambodia	US$1,000,000 Ordinary	50.4%	50.4%	Manufacturing of apparel
Huizhou Ming Hoi Knitting & Dyeing Factory Co., Ltd.	Mainland China	US$4,000,000 paid up to US$3,444,455	45.4%	45.4%	Manufacturing of apparel and fabric
Dongguan Ming Hoi Dyeing & Finishing Factory Co., Ltd.	Mainland China	HK$142,660,000 paid up to HK$69,161,576	48.6%	46.4%	Provision of dyeing services
Recent Sweaters Limited	Bangladesh	Tk1,000,000 Ordinary	35.3%	35.3%	Manufacturing of apparel
Rays The Glorious Investment (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100%	100%	Investment holding
Full Yuen Investments Limited	Hong Kong	HK$2 Ordinary	100%	100%	Investment holding
Shijiazhuang Changhong Building Decoration Engineering Co., Ltd.	Mainland China	US$2,100,000	65%	65%	Interior decoration and renovation services
Famebish Industrial Limited	Hong Kong	HK$100,000 Ordinary	60%	60%	Trading of apparel

* Directly held by the Company

** Not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

40. PARTICULARS OF JOINTLY-CONTROLLED ENTITIES

The table below lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

Particulars of the principal jointly-controlled entities are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group* 2002	2001	Principal activities
Changjin Garments Mfy. Ltd.	Corporate	Mainland China	30%	30%	Manufacturing of apparel
Hubei Chang Xu Clothes Making Co., Ltd.	Corporate	Mainland China	30%	30%	Manufacturing of apparel
Jida Garment Co., Ltd.	Corporate	Mainland China	30%	30%	Manufacturing of apparel
Nanjing Jiangda Apparel Co., Ltd.	Corporate	Mainland China	45%	45%	Manufacturing of apparel
Mingshi Dyeing Factory Co., Ltd.	Corporate	Mainland China	40%	40%	Provision of dyeing services
Hubei Xian Garment Mfg. Co., Ltd.	Corporate	Mainland China	15.1%	15.1%	Manufacturing of apparel

All jointly-controlled entities are not audited by Ernst & Young or other Ernst & Young International member firms.

* The percentage of voting power and profit share are the same as the percentage of equity attributable to the Group.

41. PARTICULARS OF ASSOCIATES

The table below lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

All associates are held indirectly through subsidiaries.

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation or registration/ operations	Percentage of equity attributable to the Group 2002	2001	Principal activities
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	Corporate	Philippines	49.5%	49.5%	Manufacturing of apparel
Rays Apparel (H.K.) Limited	Corporate	Hong Kong	35%	35%	Provision of agency services
Zeppelin (H.K.) Limited	Corporate	Hong Kong	50%	50%	Trading of apparel
Rays Apparel, Inc.	Corporate	U.S.A.	35%	35%	Import and distribution of apparel
RTG Garments Manufacturing (HK) Limited	Corporate	Hong Kong	50%	50%	Manufacturing of apparel

The financial statements of the above associates are non-coterminous with those of the Group, and each has a financial year ending 31 December. The consolidated financial statements have been adjusted for material transactions between the associates and Group companies between 1 January and 31 March.

All associates are not audited by Ernst & Young or other Ernst & Young International member firms.

42. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year adjustments have been made and certain comparative amounts have been reclassified to conform with the current year's presentation.

43. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 15 July 2002.

A summary of the results of the Group for the last five financial years as extracted from the audited financial statements and reclassified as appropriate, is set out below. The amounts for each year in the five year summary have been adjusted for the effects of the retrospective changes in accounting policy affecting dividends and permanent quota, as detailed in note 2 to the financial statements.

	Year ended 31 March				
	2002 HK$'000	2001 HK$'000 (Restated)	2000 HK$'000 (Restated)	1999 HK$'000 (Restated)	1998 HK$'000 (Restated)
Turnover	2,924,850	3,003,243	3,030,806	2,931,690	2,652,197
Operating profit (after finance costs)	235,008	307,043	373,727	296,353	272,695
Share of profits and losses of jointly-controlled entities and associates	32,329	45,742	28,073	29,041	16,916
Profit before tax	267,337	352,785	401,800	325,394	289,611
Tax	(19,977)	(37,488)	(28,150)	(23,644)	(25,970)
Profit before minority interests	247,360	315,297	373,650	301,750	263,641
Minority interests	(94,595)	(134,671)	(136,458)	(93,677)	(56,834)
Net profit from ordinary activities attributable to shareholders	152,765	180,626	237,192	208,073	206,807

A summary of the assets and liabilities the Group for the last five financial years as extracted from the audited financial statements and reclassified as appropriate, is set out below. The amounts for each year in the five year summary have been adjusted for the effects of the retrospective changes in accounting policy affecting dividends and permanent quota, as detailed in note 2 to the financial statements.

	As at 31 March				
	2002 HK$'000	2001 HK$'000 (Restated)	2000 HK$'000 (Restated)	1999 HK$'000 (Restated)	1998 HK$'000 (Restated)
Fixed assets	470,640	513,058	497,221	488,470	440,592
Investment property	1,850	1,850	2,000	2,500	–
Interests in jointly-controlled entities and associates	96,967	93,818	73,117	56,069	49,342
Permanent quota	2,217	2,868	5,803	6,680	15,916
Deferred tax	–	–	7,622	11,125	12,769
Current assets	1,794,278	1,889,020	1,843,056	1,659,899	1,664,067
TOTAL ASSETS	2,365,952	2,500,614	2,428,819	2,224,743	2,182,686
Current liabilities	914,912	1,051,303	1,044,800	1,058,957	1,214,558
Interest-bearing bank loans and overdrafts	28,133	54,973	53,898	50,043	17,163
Long term loans from minority shareholders	9,400	9,400	9,400	9,400	9,400
Deferred tax	527	527	–	–	–
Finance lease payables	1,904	1,445	2,122	3,203	5,425
TOTAL LIABILITIES	954,876	1,117,648	1,110,220	1,121,603	1,246,546
MINORITY INTERESTS	187,680	222,262	215,218	162,908	120,216
NET ASSETS	1,223,396	1,160,704	1,103,381	940,232	815,924

五 年 財 務 概 要

下列為本集團最近五個財政年度的資產及負債概要。每年之金額已就股息及永久配額的會計政策之追溯性更改而予以調整，詳見本財務報表附註2。

	於三月三十一日				
	二零零二年 港幣千元	二零零一年 港幣千元 （經修訂）	二零零零年 港幣千元 （經修訂）	一九九九年 港幣千元 （經修訂）	一九九八年 港幣千元 （經修訂）
固定資產	470,640	513,058	497,221	488,470	440,592
投資物業	1,850	1,850	2,000	2,500	–
應佔聯營公司及共同控制公司權益	96,967	93,818	73,117	56,069	49,342
永久配額	2,217	2,868	5,803	6,680	15,916
遞延税項	–	–	7,622	11,125	12,769
流動資產	1,794,278	1,889,020	1,843,056	1,659,899	1,664,067
總資產	2,365,952	2,500,614	2,428,819	2,224,743	2,182,686
流動負債	914,912	1,051,303	1,044,800	1,058,957	1,214,558
計息銀行貸款	28,133	54,973	53,898	50,043	17,163
少數股東長期貸款	9,400	9,400	9,400	9,400	9,400
遞延税項	527	527	–	–	–
應付融資租賃款	1,904	1,445	2,122	3,203	5,425
總負債	954,876	1,117,648	1,110,220	1,121,603	1,246,546
少數股東權益	187,680	222,262	215,218	162,908	120,216
淨資產	1,223,396	1,160,704	1,103,381	940,232	815,924

下列為本集團最近五個財政年度摘錄自經審核財務報表之業績概要。每年之金額已就股息及永久配額的會計政策之追溯性更改而予以調整，詳見本財務報表附註2。

	截至三月三十一日止年度				
	二零零二年 港幣千元	二零零一年 港幣千元 （經修訂）	二零零零年 港幣千元 （經修訂）	一九九九年 港幣千元 （經修訂）	一九九八年 港幣千元 （經修訂）
營業額	2,924,850	3,003,243	3,030,806	2,931,690	2,652,197
經營溢利（扣除融資成本）	235,008	307,043	373,727	296,353	272,695
應佔共同控制公司及聯營公司之溢利及虧損	32,329	45,742	28,073	29,041	16,916
除稅前溢利	267,337	352,785	401,800	325,394	289,611
稅項	(19,977)	(37,488)	(28,150)	(23,644)	(25,970)
未計少數股東權益前溢利	247,360	315,297	373,650	301,750	263,641
少數股東權益	(94,595)	(134,671)	(136,458)	(93,677)	(56,834)
股東應佔經常業務純利	152,765	180,626	237,192	208,073	206,807

41. 聯營公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產之主要部份之聯營公司。董事認為詳列其他聯營公司會令篇幅過於冗長。

所有聯營公司皆由附屬公司間接持有。

主要聯營公司詳情如下：

公司名稱	公司結構	註冊成立或登記／營運地點	本集團應佔權益百分比 二零零二年	本集團應佔權益百分比 二零零一年	主要業務
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	公司形式	菲律賓	49.5%	49.5%	製造成衣
Rays Apparel (H.K.) Limited	公司形式	香港	35%	35%	提供代理服務
Zeppelin (H.K.) Limited	公司形式	香港	50%	50%	買賣成衣
Rays Apparel, Inc.	公司形式	美國	35%	35%	入口及分銷成衣
瀝洋製衣(香港)有限公司	公司形式	香港	50%	50%	製造成衣

以上聯營公司的財務結算日為十二月三十一日，與本集團的結算日並不一致。在一月一日至三月三十一日期間本集團公司與聯營公司發生的重大交易已在合併財務報表內作出調整。

所有聯營公司均不經由安永會計師事務所或其他安永國際成員公司審核。

42. 比較數字

誠如本財務報表附註2之解釋，由於本年度採用新頒及新修訂之會計實務準則，部份項目之會計處理及表述與及財務報表上之結餘金額已按新訂之要求作出更改，並據此作以前年度調整及重列部份比較數字以配合本年度之表述。

43. 財務報表之通過

本年度財務報表已於二零零二年七月十五日由董事會通過。

40. 共同控制公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產之主要部份之共同控制公司。董事認為詳列其他共同控制公司會令篇幅過於冗長。

主要共同控制公司詳情如下:

公司名稱	公司結構	註冊登記／營運地點	本集團應佔權益百分比* 二零零二年	本集團應佔權益百分比* 二零零一年	主要業務
長進製衣有限公司	公司形式	中國內地	30%	30%	製造成衣
湖北長旭製衣有限公司	公司形式	中國內地	30%	30%	製造成衣
集大服裝有限公司	公司形式	中國內地	30%	30%	製造成衣
南京江大服飾有限公司	公司形式	中國內地	45%	45%	製造成衣
明石染廠有限公司	公司形式	中國內地	40%	40%	提供漂染
湖北仙安製衣有限公司	公司形式	中國內地	15.1%	15.1%	製造成衣

所有共同控制公司均不經由安永會計師事務所審核。

* 投票權及溢利分配的百分比與本集團應佔權益的百分比是相同的。

39. 附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零二年	本集團應佔權益百分比 二零零一年	主要業務
P.T. Sandangpantas Lestari **	印度尼西亞	120,000,000盾普通股	50.4%	50.4%	製造成衣
Shamoli Garments Limited	孟加拉	10,000,000塔卡普通股	35.3%	35.3%	製造成衣
P.T. Crownfund Garment Factory **	印度尼西亞	600,000美元	47.9%	47.9%	製造成衣
Gennon (Cambodia) Garment Manufacturing Ltd. **	柬埔寨	1,000,000美元普通股	50.4%	50.4%	製造成衣
惠州明海織染廠有限公司	中國內地	4,000,000美元已繳付3,444,455美元	45.4%	45.4%	製造成衣及布料
東莞明海織染廠有限公司	中國內地	142,660,000港元已繳付69,161,576港元	48.6%	46.4%	提供漂染服務
Recent Sweater Limited	孟加拉	1,000,000塔卡普通股	35.3%	35.3%	製造成衣
Rays The Glorious Investment (BVI) Limited	英屬處女島／香港	1美元	100%	100%	投資控股
豐源投資有限公司	香港	2港元普通股	100%	100%	投資控股
石家莊常宏建築裝飾工程有限公司	中國內地	2,100,000美元	65%	65%	室內裝修及翻新服務
爵柏實業有限公司	香港	100,000港元	60%	60%	買賣成衣

* 直接由本公司持有

** 不經由安永會計師事務所或其它安永國際成員公司審核

39. 附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零二年	本集團應佔權益百分比 二零零一年	主要業務
明燈紡織有限公司	香港	10,000,000港元普通股	100%	100%	進口及分銷紡織品
Sparrow Apparels Limited	孟加拉	10,000,000塔卡普通股	70%	70%	製造成衣
鎮安工貿有限公司	香港	10,000港元普通股	100%	100%	投資控股
鎮安國際貿易(香港)有限公司	香港	500,000港元普通股	50.4%	50.4%	買賣成衣及投資控股
即隆貿易有限公司	香港	300,000港元普通股	50.4%	50.4%	進出口成衣
卓明發展有限公司	香港	1,000港元普通股	50.4%	50.4%	買賣布料及投資控股
萬倍投資有限公司	香港	1,460,000港元普通股	50.4%	50.4%	持有物業
Super Connection International Limited	英屬處女島/柬埔寨	1,000美元普通股	50.4%	50.4%	提供管理服務
Recent Garments and Knitting Industries Ltd.	孟加拉	100,000塔卡普通股	35.3%	35.3%	製造成衣

39. 附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零二年	二零零一年	主要業務
沾福有限公司	香港	2港元普通股	100%	100%	提供銷售推廣服務
力佳實業有限公司	香港	200,000港元普通股	100%	100%	提供代理服務
樣辦廠(旭日)有限公司	香港/中國內地	2港元普通股	100%	100%	製造成衣樣辦
石頭洗水廠(旭日)有限公司	香港/中國內地	2港元普通股	100%	100%	提供清洗知識及洗衣服務
大進國際貿易(香港)有限公司	香港	6,000,000港元普通股	100%	100%	買賣及生產成衣
柏建實業有限公司	香港	600,000港元普通股	100%	100%	進出口成衣
建裕投資有限公司	香港	2港元普通股	100%	100%	提供生產管理服務
大進製衣廠(惠州)有限公司	中國內地	8,000,000美元已繳付6,000,000美元	100%	100%	製造成衣

39. 附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零二年	二零零一年	主要業務
Renher Pty. Ltd.	澳洲	2,200澳元普通股	100%	100%	在澳洲提供店舖租賃服務
真維斯國際（香港）有限公司	香港／中國內地	10,000,000港元普通股	100%	100%	在中國內地零售便服
大進服飾（湖北）有限公司	中國內地	5,500,000港元	100%	100%	在中國內地買賣成衣
大進投資有限公司	香港／中國內地	10,000,000港元普通股	100%	100%	在中國內地零售便服
真維斯服飾（惠州）有限公司	中國內地	15,000,000港元已繳付12,800,000港元	100%	100%	在中國內地銷售成衣
Glorious Sun Industries (BVI) Limited	英屬處女島／香港	1美元	100%	100%	投資控股
旭日製衣廠（香港）有限公司	香港	2,600,000港元普通股	100%	100%	買賣及製造成衣及提供管理服務

39. 附屬公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產之主要部份之附屬公司。董事認為詳列其他附屬公司會令篇幅過於冗長。

主要附屬公司之詳情如下:

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零二年	本集團應佔權益百分比 二零零一年	主要業務
Glorious Sun Enterprises (BVI) Limited*	英屬處女島／香港	200美元	100%	100%	投資控股
Jeanswest (BVI) Limited	英屬處女島／香港	1美元	100%	100%	投資控股
Jeanswest International (L) Limited	馬來西亞／香港	1美元	100%	100%	投資控股
Glorious Sun Licensing (L) Limited	馬來西亞／香港	1美元	100%	100%	持有商標
Jeanswest Investments (Australia) Pty. Ltd.	澳洲	12,002,202澳元	100%	100%	投資控股
Jeanswest Wholesale Pty. Ltd.	澳洲	2澳元	100%	100%	買賣成衣
Jeanswest Corporation Pty. Ltd.	澳洲	11,000,000澳元普通股 1,000,000澳元「A」股份	100%	100%	在澳洲零售便服
Jeanswest Corporation (New Zealand) Limited	紐西蘭	100,000紐元普通股	100%	100%	在紐西蘭零售便服

37. 關連人士交易

除上述附註36所列的有關連交易外，集團亦於本年度內與關連人士有以下重大交易：

	附註	二零零二年 港幣千元	二零零一年 港幣千元
從共同控制公司購入的原材料	(i)	4,511	20,129
付予共同控制公司的加工費	(ii)	71,865	56,945
付予聯營公司的加工費	(ii)	54,823	62,546

(i) 董事認為購入原材料的條款及條件皆可與共同控制公司之其他顧客比較。

(ii) 加工費以聯營公司及共同控制公司發生的成本加標價計算。

38. 結算日後事項

於二零零二年六月十日，本集團與Old Garage Pty Limited（「買方」）訂立臨時買賣協議，據此，本集團同意出售Jeanswest Corporation (New Zealand) Limited（「JC(NZ)」）（本集團之全資附屬公司）之全部已發行股本及轉讓JC (NZ)欠本集團之股東貸款3,800,000澳元（折合約17,000,000港元）予買方。買方由本公司現時主要股東及董事間接擁有75%。出售附屬公司及轉讓股東貸款之總代價為3,800,002澳元（折合約17,100,007港元）。於二零零二年七月十日，本集團與JC(NZ)訂立管理服務協議，並由同日開始以每年1,350,000澳元（折合約6,075,000港元）提供管理服務。

該項交易已於本財務報表通過前完成。本公司董事預期該項交易將不會產生重大盈餘或虧損。關連交易詳情已列載於本公司二零零二年六月十日之公佈內。

36. 有關連交易

於本年內，本集團與以下公司進行有關連交易：

(a) 支付租金予：

	二零零二年 港幣千元	二零零一年 港幣千元
志成投資有限公司	2,486	2,885
Golden Sunshine Enterprises Limited	4,975	5,069
G.S. (Yeungs) Limited	1,068	1,112
Harbour Guide Limited	1,989	2,543
景添有限公司	312	328
輝年管理有限公司	851	843

支付之租金為向以上公司租賃物業，該等公司由楊釗太平紳士及楊勳先生控制，兩者均為本公司之董事。租金按公開市場租金釐定。

本公司之獨立非執行董事已審核及確認，並認為所有租金支付給有關連公司皆在本集團一般及日常業務過程中根據公平及合理條款進行，該等交易均遵照已達成之合約條款。

(b) 於二零零一年八月三日，Glorious Sun (Australia) Pty Limited（「G S Australia」）（一間本公司全資附屬公司）與Garage International LLC（「GILLC」）訂立買賣協議，據此，G S Australia同意出售Old Garage Pty Limited及其附屬公司（「Old Garage 集團」）之全部已發行股本及轉讓Old Garage 集團欠本集團的股東貸款7,000,000澳元（折合約28,000,000港元）予GILLC。GILLC為一家由本集團現有股東及董事間接擁有75%之公司。出售附屬公司及轉讓股東貸款的現金代價分別為2澳元（折合約8港元）及7,000,000澳元（折合約28,000,000港元）。關連交易詳情已列載於本公司二零零一年八月三日之公佈內。

34. 經營租約協議(續)

(b) 作為承租人

本集團以經營租約形式承租若干店舖及辦公物業。租入物業之議定年期由3年至6年。

於二零零二年三月三十一日，本集團根據不可撤經營租約而須於未來支付之最低租約付款如下：

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元 (經修訂)
一年內	185,316	212,312
第二至第五年(包括首尾兩年)	298,814	304,819
五年後	117,423	106,376
	601,553	623,507

本年度採納了修訂後之會計實務準則第14條，按該準則規定，出租人需披露在不可撤銷經營租約下之應收未來最低之經營租約總金額(如上述(a))，而以往並無此披露要求。此外，修訂後之會計實務準則第14條亦要求承租人披露未來應付之最低經營租約總金額，而並非先前所要求僅披露下一年之應付金額。因此上年度作為承租人之經營租約之比較數字(如上文註(b))已修訂以配合本年度之表述。

35. 承擔

除上述附註34(b)列出之經營業務承擔外，本集團於結算日有外幣匯兑遠期合約共36,022,000港元(二零零一年：24,350,000港元)

於結算日，本公司並無任何重大承擔。

33. 或然負債

	本集團		本公司	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
為附屬公司之銀行融資額 提供擔保	–	–	1,199,162	1,252,453
附屬公司已使用以上 銀行融資額	–	–	269,762	338,021
可追溯之貼現票據	4,769	16,068	–	–

34. 經營租約協議

(a) 作為出租人

本集團以經營租約形式出租其投資物業（見財務報告附註15），議定之年期為3年。租約條款一般要求承租人提交保證金及因應市場環境定期調整租金。

於二零零二年三月三十一日，本集團根據不可撤銷經營租約而未來應收租客之最低租約付款如下：

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
一年內	74	232
第二至第五年（包括首尾兩年）	–	74
	74	306

32. 合併現金流轉表附註（續）

(c) 重大非現金交易

在本年度內，本集團訂立的固定資產融資租賃合約，在合約開始時之總資本額為966,000港元。

(d) 出售附屬公司

	港幣千元
出售淨負債：	
固定資產	23,957
存貨	16,883
現金及銀行存款	2,529
應收賬款	134
預付款及其他應收賬款	2,509
短期銀行貸款	(18,503)
應付賬款	(6,026)
其他應付賬款及應付費用	(9,354)
股東貸款	(28,000)
	(15,871)
出售時變現之外匯變動儲備	7,861
出售附屬公司之溢利	8,010
	–
收款方式：	
現金	–

出售附屬公司注入淨現金及現金等額分析如下：

	港幣千元
現金代價	–
轉讓股東貸款	28,000
出售現金及銀行結存	(2,529)
出售附屬公司注入淨現金及現金等額	25,471

於二零零一年八月三日，本集團出售部份在澳洲經營零售便服之附屬公司予一關連公司，詳情見本報告附註36。

於年內出售附屬公司，並未對本集團二零零二年三月三十一日之現金流出造成重大影響。出售之附屬公司於二零零二年三月三十一日之業績，亦沒有嚴重影響本集團之綜合營業額及本年稅後溢利。

32. 合併現金流轉表附註(續)

(b) 本年度融資變動分析

	融資租賃債務 港幣千元	銀行貸款 港幣千元	少數股東權益 港幣千元	少數股東貸款 港幣千元
於二零零零年四月一日				
如前申報	4,435	434,584	233,769	25,768
往年調整	–	–	(18,551)	–
於二零零零年四月一日(經修訂)	4,435	434,584	215,218	25,768
融資活動之現金注入/(流出)淨額	(2,064)	43,413	–	3,472
應佔資產重估儲備	–	–	1,544	–
應佔本年度溢利(經修訂)	–	–	134,671	–
已派股息	–	–	(128,056)	–
訂立新融資租賃合約	538	–	–	–
匯兌調整(經修訂)	(668)	(20,547)	(1,115)	–
於二零零一年三月三十一日(經修訂)	2,241	457,450	222,262	29,240
於二零零一年四月一日				
如前申報	2,241	457,450	241,136	29,240
往年調整(附註19)	–	–	(18,874)	–
於二零零一年四月一日(經修訂)	2,241	457,450	222,262	29,240
融資活動之現金流出淨額	(673)	(176,806)	–	(19,840)
應佔本年度溢利	–	–	94,595	–
出售附屬公司	–	(18,503)	–	–
已派股息	–	–	(129,969)	–
訂立新融資租賃合約	966	–	–	–
匯兌調整	123	7,070	792	–
於二零零二年三月三十一日	2,657	269,211	187,680	9,400

32. 合併現金流轉表附註

(a) 經營業務溢利與營運業務現金注入淨額的調節表

	二零零二年 港幣千元	二零零一年 港幣千元 (經修訂)
經營業務溢利	266,699	348,064
折舊	120,082	108,543
永久配額攤銷及減值	3,165	4,037
土地及樓宇重估淨盈餘	–	(1,100)
投資物業重估虧損	–	150
出售固定資產虧損	8,746	9,939
出售附屬公司之溢利	(8,010)	–
固定資產撇銷	–	3,236
利息收入	(23,788)	(33,773)
匯兌調整	6,269	(15,747)
減少聯營公司欠款	769	1,522
增加欠聯營公司款項	1,026	572
減少共同控制公司欠款	125	330
增加／(減少)欠共同控制公司款項	320	(69)
減少存貨	5,421	59,846
減少／(增加)應收賬項及票據	47,358	(55,097)
減少預付款、按金及其它應收賬款	35,161	34,583
減少應付賬款及票據	(73,994)	(15,380)
增加其它應付賬款及應付費用	110,220	5,029
營運業務現金注入淨額	499,569	454,685

31. 儲備(續)

註: (1) 匯兑調整已計入因換算海外附屬公司所欠款項之匯兑損失共44,953,000港元(二零零一年:65,822,000港元)。此筆款項在可預見之未來將不會償還,董事認為此仍本公司淨投資之一部份。

(2) 根據相關的中外合資企業的法律及條例,於中國內地的共同控制公司之部份利潤需轉往不可分派的儲備基金。

本公司

	股本溢價 港幣千元	繳入盈餘 港幣千元	滾存溢利 港幣千元	總計 港幣千元
於二零零零年四月一日	268,668	377,567	45,118	691,353
年內溢利	–	–	428,163	428,163
二零零一年中期股息	–	–	(33,019)	(33,019)
二零零一年擬派末期股息	–	–	(75,044)	(75,044)
於二零零一年三月三十一日及二零零一年四月一日	268,668	377,567	365,218	1,011,453
年內溢利	–	–	154,852	154,852
二零零二年中期股息	–	–	(27,016)	(27,016)
二零零二年擬派末期股息	–	–	(75,044)	(75,044)
於二零零二年三月三十一日	268,668	377,567	418,010	1,064,245

本集團之繳入盈餘儲備代表本公司已發行股本票面值及根據本公司於一九九六年進行集團重組時所收購附屬公司之股本及股本溢價總額之差異。

本公司之繳入盈餘儲備代表本公司以交換附屬公司已發行股本而發行之股本票面值及於本公司集團重組時收購附屬公司之資產淨值總額之差異。根據百慕達公司法1981(經修訂),該等繳入盈餘於若干情況下可分派予各股東。

31. 儲備（續）

本集團

	股本溢價	繳入盈餘	資產重估儲備	外匯變動儲備（註i）	不可分派儲備（註ii）	滾存溢利（註ii）	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零一年三月三十一日							
如前申報	268,668	115,551	22,266	(84,732)	4,306	729,204	1,055,263
往年調整							
會計實務準則29號							
—計入攤銷永久配額之影響（附註2及19）	–	–	–	7,679	–	(77,340)	(69,661)
於二零零一年三月三十一日經修訂	268,668	115,551	22,266	(77,053)	4,306	651,864	985,602
換算海外附屬公司，共同控制及聯營公司的匯兌調整	–	–	–	4,126	–	–	4,126
出售附屬公司時變現	–	–	–	7,861	–	–	7,861
由滾存溢利轉入	–	–	–	–	95	(95)	–
應佔共同控制公司之不可分派儲備	–	–	–	–	841	(841)	–
年內溢利	–	–	–	–	–	152,765	152,765
二零零二年中期股息	–	–	–	–	–	(27,016)	(27,016)
二零零二年擬派末期股息	–	–	–	–	–	(75,044)	(75,044)
於二零零二年三月三十一日	268,668	115,551	22,266	(65,066)	5,242	701,633	1,048,294
儲備計入：							
本公司及附屬公司	268,668	115,551	22,266	(48,564)	351	625,295	983,567
共同控制公司	–	–	–	(10,406)	4,891	(1,675)	(7,190)
聯營公司	–	–	–	(6,096)	–	78,013	71,917
於二零零二年三月三十一日	268,668	115,551	22,266	(65,066)	5,242	701,633	1,048,294

31. 儲備

本集團

	股本溢價	繳入盈餘	資產重估儲備	外匯變動儲備 (註i)	不可分派儲備 (註ii)	滾存溢利 (註ii)	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零零年四月一日:							
如前申報	268,668	115,551	20,174	(65,909)	4,009	655,314	997,807
往年調整:							
會計實務準則29號							
一計入攤銷永久配額之影響 (附註2及19)	–	–	–	6,188	–	(75,716)	(69,528)
於二零零零年四月一日 (經修訂)	268,668	115,551	20,174	(59,721)	4,009	579,598	928,279
重估盈餘	–	–	2,092	–	–	–	2,092
換算海外附屬公司，共同控制及聯營公司的匯兑調整(經修訂)	–	–	–	(17,332)	–	–	(17,332)
應佔共同控制公司之不可分派儲備	–	–	–	–	297	(297)	–
年內溢利(經修訂)	–	–	–	–	–	180,626	180,626
二零零一年中期股息	–	–	–	–	–	(33,019)	(33,019)
二零零一年擬派末期股息	–	–	–	–	–	(75,044)	(75,044)
於二零零一年三月三十一日 (經修訂)	268,668	115,551	22,266	(77,053)	4,306	651,864	985,602
儲備計入:							
本公司及附屬公司 (經修訂)	268,668	115,551	22,266	(60,646)	256	579,611	925,706
共同控制公司	–	–	–	(10,406)	4,050	(521)	(6,877)
聯營公司	–	–	–	(6,001)	–	72,774	66,773
於二零零一年三月三十一日	268,668	115,551	22,266	(77,053)	4,306	651,864	985,602

30. 股本

股份

	普通股數量		本公司	
	二零零二年 千位	二零零一年 千位	二零零二年 港幣千元	二零零一年 港幣千元
法定股本:				
每股面值0.10港元之普通股	6,000,000	6,000,000	600,000	600,000
已發行及繳足股本:				
每股面值0.10港元之普通股	1,000,584	1,000,584	100,058	100,058

購股權

本公司提供購股權計劃(「該計劃」),詳情載於第19至第21頁董事局報告「購股權計劃」內。

於本年度內,本公司並未授出及行使購股權。此外分別有228,000及800,000份往年授予僱員的購股權已失效及被註銷。

本公司於結算日共有82,870,000份未授予行使之購股權,行使期限由一九九七年九月十六日至二零零七年十月三十日,而認購價由1.8港元至2.876港元。根據本公司現行資本架構,若全面行使所有尚未行使之購股權將發行82,870,000股每股面值0.10港元之股分並獲得款項約180,707,000港元。

29. 融資租賃債務

本年團租賃若干機器用於生產業務。該等租約被分類為融資租賃租約，餘下租期為三至五年。

於二零零二年三月三十一日，最低租賃還款額及其現值詳列如下：

本集團

	最低租賃還款額		最低租賃還款額之現值	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
應付金額：				
於一年內	976	968	753	796
於第二年	828	820	647	675
於第三至第五年（包括首尾兩年）	1,365	924	1,257	770
最低租賃付款總額	3,169	2,721	2,657	2,241
將來的財務費用	(512)	(471)		
應付租賃款淨額	2,657	2,241		
列為流動負債部份－附註24	(753)	(796)		
長期部份	1,904	1,445		

會計實務準則第14條已於本年度內修訂及實施，詳情見本報附註2。上述資料已包括因適應該準則而新加入之披露，以前年度比較字亦已按新披露要求予適當增加。

26. 銀行融資

部份銀行融資額以下列作為擔保：

(i) 本集團部份土地及樓宇，於結算日之累計賬面值為45,402,000港元（二零零一年：47,653,000港元）。

(ii) 本集團部份廠房設備及機器，於結算日之累計賬面值為2,466,000港元（二零零一年：2,775,000港元）。

(iii) 本集團部份銀行存款，於結算日之價值共41,706,000港元（二零零一年：106,219,000港元）。

(iv) 本集團部份存貨，於結算日之賬面值共83,035,000港元（二零零一年：76,402,000港元）。

27. 少數股東貸款

少數股東貸款為無抵押，計息，並於本年內全數償還。

28. 少數股東長期貸款

少數股東長期貸款為無抵押，免息及於一年後才償還。

25. 計息銀行貸款及透支

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
銀行透支：		
有抵押	19,796	16,103
無抵押	15,301	13,651
	35,097	29,754
銀行貸款：		
有抵押	119,404	237,200
無抵押	149,807	220,250
	269,211	457,450
信託收據：		
有抵押	28,375	1,461
	332,683	488,665
以還款期分析：		
沒有固定償還期限的銀行透支	35,097	29,754
須於一年內償還之信託收據	28,375	1,461
須於下列期間內償還之銀行貸款：		
一年內	241,078	402,477
第二年	23,448	15,063
第三至第五年（包括首尾兩年）	4,685	39,910
	269,211	457,450
	332,683	488,665
列作流動負債之部份－附註24	(304,550)	(433,692)
長期部份	28,133	54,973

23. 應付賬款及票據

應付賬款及票據包括應付貿易賬款共166,271,000港元(二零零一年:191,734,000港元)。下列為應付貿易賬款之賬齡分析:

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
零至三個月	142,979	134,713
四至六個月	15,874	46,139
超過六個月	7,418	10,882
	166,271	191,734

24. 計息銀行貸款及其他借款

		本集團	
	附註	二零零二年 港幣千元	二零零一年 港幣千元
銀行透支		35,097	29,754
銀行貸款		241,078	402,477
信託收據		28,375	1,461
計息銀行貸款	25	304,550	433,692
融資租賃債務之即期部份	29	753	796
		305,303	434,488

21. 存貨

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
原料	164,072	241,031
半製成品	53,951	51,413
製成品	275,417	223,300
	493,440	515,744

以上存貨的賬面總值中包括2,298,000港元(二零零一年:20,308,000港元)以可變現值列賬。

本集團部份存貨已抵押予銀行作為銀行融資額之擔保。於結算日該等存貨的賬面值為83,035,000港元(二零零一年:76,402,000港元)(附註26)。

22. 應收賬款及票據

應收賬款及票據包括已扣除壞賬準備的應收貿易賬款111,793,000港元(二零零一年:102,726,000港元)及應收票據120,060,000港元(二零零一年:176,619,000港元)。應收票據於兩個年度結算日的賬齡為零至三個月。下列為應收貿易賬款之賬齡分析:

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
零至三個月	83,746	67,843
四至六個月	26,311	26,529
超過六個月	1,736	8,354
	111,793	102,726

本集團給予貿易客戶之賒賬期平均為45天。

19. 永久配額(續)

* 根據會計實務準則第29號(本年已被採用,詳見本財務報表附註2)披露要求,累計減值虧損累計入累計攤銷,而以往則以調整此項資產成本的方式披露。此變動以追溯重置方式披露。

** 往年,永久配額以成本扣減由董事認為需要之永久減值準備列賬,并沒有作出任何攤銷。

如本報表附註2及3所列,本年度之永久配額會計政策已更改以符合會計實務準則第29號。採用會計準則第29號之新要求,往年業績經修訂後,二零零一年三月三十一日止年度之年內溢利減少1,624,000港元,二零零零年及二零零一年三月三十一日滾存溢利亦分別減少75,716,000港元及77,340,000港元,於二零零一年三月三十一日,承前外匯變動儲備及少數股東權益則分別增加7,679,000港元及減少18,874,000港元。

20. 遞延稅項

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
於四月一日	527	(7,622)
匯兑調整	–	1,691
本年支出-附註10	–	6,458
於三月三十一日	527	527

已確認入賬及未作準備之遞延稅務負債／(資產)之主要成份如下:

	已作準備		未作準備	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
稅務虧損結轉	–	–	(8,629)	(6,286)
其他	527	527	557	1,468
	527	527	(8,072)	(4,818)

重估本集團的固定資產及投資物業並不產生時差,因此沒有計算由此可能產生的遞延稅務負債準備。

本集團並無對海外公司匯回利潤作出稅項準備,因預期此等款項在可預見之未來不會匯回香港。

於結算日本公司并無任何未予撥備之遞延稅項(二零零一年:無)。

18. 應佔聯營公司權益

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
應佔淨資產	80,896	75,197
聯營公司欠款	2,759	3,528
欠聯營公司款項	(3,813)	(2,787)
	79,842	75,938

與聯營公司的結存為無抵押,免息及沒有固定償還期限。

主要聯營公司詳情載列於本財務報表附註41。

19. 永久配額

	本集團 港幣千元
成本:	
於二零零一年四月一日	
如前申報	91,403
重新分類往累計折舊及減值*	18,278
經修訂	109,681
增加	2,675
匯兑調整	(1,307)
於二零零二年三月三十一日	111,049
累計折舊及減值:	
於二零零一年四月一日	
如前申報	–
由成本重新分類*	18,278
往年調整**	88,535
經修訂	106,813
年內攤銷	3,165
匯兑調整	(1,146)
於二零零二年三月三十一日	108,832
賬面淨值:	
於二零零二年三月三十一日	2,217
於二零零一年三月三十一日(經修訂)	2,868

16. 應佔附屬公司權益

	本公司	
	二零零二年 港幣千元	二零零一年 港幣千元
非上市股份，成本值	377,717	377,717
附屬公司之欠款	360,793	409,646
	738,510	787,363

附屬公司的欠款為無抵押，免息及沒有固定償還期限。

主要附屬公司之詳情載列於本財務報表附註39。

17. 應佔共同控制公司權益

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
應佔淨資產	34,055	34,365
共同控制公司欠款	869	994
欠共同控制公司款項	(13,476)	(13,156)
	21,448	22,203
減值撥備	(4,323)	(4,323)
	17,125	17,880

與共同控制公司的結存為無抵押、免息及沒有固定償還期限。

主要共同控制公司詳情載列於本財務報表附註40。

14. 固定資產(續)

上述以估值列賬的土地及樓宇乃按以下年期持有:

	香港 港幣千元	其它地區 港幣千元	總計 港幣千元
永久業權土地	–	10,057	10,057
長期租約	2,300	31,745	34,045
中期租約	–	37,437	37,437
	2,300	79,239	81,539

於二零零二年三月三十一日,列入固定資產總額中以融資租約方式持有的資產的賬面淨值合共2,757,000港元(二零零一年:2,373,000港元)。

於二零零二年三月三十一日本集團部份物業和廠房設備機器,其賬面淨值分別為45,402,000港元(二零零一年:47,653,000港元)及2,466,000 港元(二零零一年:2,775,000港元),已抵押予銀行作為獲得銀行融資額之擔保(附註26)。

15. 投資物業

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
於四月一日	1,850	2,000
重估虧損	–	(150)
於三月三十一日	1,850	1,850

本集團之投資物業位於香港並以長期租約持有。

本集團的投資物業已於二零零二年三月三十一日經獨立專業估值師戴德梁行按公開市價及現有用途重估為1,850, 000港元,此物業以經營租賃方式租予第三者,本集團的投資物業詳情如下:

地點	用途	租約	本集團應佔權益
新界荃灣沙嘴道11號 達貿中心10樓1,2,3及5室	工業	長期	60%

14. 固定資產

本集團

	土地及樓宇 港幣千元	租賃物業裝修 港幣千元	廠房設備及機器 港幣千元	傢俬裝置及辦公室設備 港幣千元	汽車 港幣千元	總計 港幣千元
成本／估價:						
於二零零一年四月一日	74,473	255,741	323,187	228,401	41,341	923,143
添置	7,479	43,306	38,453	20,105	4,934	114,277
出售	–	(32,273)	(14,354)	(22,719)	(4,104)	(73,450)
出售附屬公司	–	–	(496)	(26,960)	–	(27,456)
匯兑調整	(413)	(289)	609	10,510	295	10,712
於二零零二年三月三十一日	81,539	266,485	347,399	209,337	42,466	947,226
以成本／估價分析:						
按成本	–	266,485	347,399	209,337	42,466	865,687
按估價二零零二年三月三十一日	81,539	–	–	–	–	81,539
	81,539	266,485	347,399	209,337	42,466	947,226
累計折舊:						
於二零零一年四月一日	–	129,662	125,193	129,203	26,027	410,085
年內撥備	1,811	48,466	35,747	28,534	5,524	120,082
出售	–	(25,809)	(10,436)	(17,339)	(2,866)	(56,450)
出售附屬公司	–	–	(84)	(3,415)	–	(3,499)
匯兑調整	–	(88)	651	5,605	200	6,368
於二零零二年三月三十一日	1,811	152,231	151,071	142,588	28,885	476,586
賬面淨值:						
於二零零二年三月三十一日	79,728	114,254	196,328	66,749	13,581	470,640
於二零零一年三月三十一日	74,473	126,079	197,994	99,198	15,314	513,058

於資產負債表結算日，本集團的全部土地及樓宇乃按董事估值列賬，其他資產則乃按成本減累積折舊列賬。若此等土地及樓宇以成本減累積折舊列賬，其賬面值應為約57,262,000港元。

12. 股息

	二零零二年 港幣千元	二零零一年 港幣千元
中期－每股普通股2.70港仙 （二零零一年：3.30港仙）	27,016	33,019
擬派發末期－每股普通股7.50港仙 （二零零一年：7.50港仙）	75,044	75,044
	102,060	108,063

本年度建議末期股息須經本公司股東在即將舉行之股東周年大會批准，方才作實。

本集團於本年採納經修訂之會計實務準則第9號「結算日後事項」，詳情載於本財務報告附註2。為與經修訂之會計準則實務一致，已作出以前年度調整，在去年結時乃確認為流動負債之截止至二零零一年三月三十一日止年度擬派末期股息75,044,000港元須在資產負債表重置為資本及儲備部分內之擬派末期股息儲備賬，這導致本集團及本公司先前呈報於二零零一年三月三十一日之流動負債減少及儲備增加75,044,000港元。

於二零零二年三月三十一日，會計政策變動所產生之影響為本年度建議派付之末期股息75,044,000港元，於當日在資產負債表內列入資本及儲備部份內之擬派末期股息儲備，往年度該項目於結算日則確認為流動負債。

13. 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零二年三月三十一日止年度之股東應佔純利152,765,000港元（二零零一年：180,626,000港元（經修訂））及年內已發行之股數1,000,584,000股（二零零一年：1,000,584,000股）計算。

(b) 每股攤薄盈利

由於截至二零零二年及二零零一年三月三十一日止年度尚未行使之本公司購股權認購價高於兩個年度內的平均市場價，故每股基本盈利並沒有被攤薄。

10. 稅項

香港利得稅乃根據該年在香港產生之估計應課稅溢利按稅率16%(二零零一年:16%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律,詮釋及常規,按其現行稅率計算。

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
本公司及其附屬公司:		
香港	11,287	24,093
其他地區	4,672	1,480
遞延稅項 — 附註20	—	6,458
	15,959	32,031
應佔聯營公司稅項:		
香港	—	90
其他地區	3,741	4,346
	3,741	4,436
應佔共同控制公司稅項:		
其他地區	277	1,021
全年稅項支出總計	19,977	37,488

11. 股東應佔經常業務純利

在本公司財務報表內股東應佔經常業務純利為154,852,000港元(二零零一年:428,163,000港元)。

8. 五位最高薪僱員

本年內,五位最高薪僱員包括三位(二零零一年:兩位)董事,彼等酬金有關之資料已於上文附註7中披露。其餘兩位(二零零一年:三位)最高薪非董事人士之酬金詳情如下:

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
薪酬、津貼及實物利益	2,517	3,491
花紅	4,033	5,976
退休金供款	89	136
	6,639	9,603

最高薪非董事僱員之酬金按下列組別歸類為:

	僱員人數	
	二零零二年	二零零一年
2,500,001港元至3,000,000港元	–	1
3,000,001港元至3,500,000港元	2	2
	2	3

9. 融資成本

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
銀行貸款、透支和需於五年內償還之其他貸款的利息	31,451	40,608
融資租約利息	240	413
	31,691	41,021

7. 董事酬金

依照上市規則及公司條例第161條列報的董事酬金如下:

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
袍金:		
執行董事	–	–
獨立非執行董事	200	200
	200	200
執行董事的其他酬金:		
薪酬、津貼及實物利益	6,444	5,974
花紅	6,664	7,060
退休金供款	261	258
	13,369	13,292

以上董事之酬金按下列組別歸類為:

	董事人數	
	二零零二年	二零零一年
無 – 1,000,000港元	3	3
1,000,001港元 – 1,500,000港元	1	1
1,500,001港元 – 2,000,000港元	1	1
2,500,001港元 – 3,000,000港元	1	1
3,500,001港元 – 4,000,000港元	2	2
	8	8

本年內概無任何安排使任何董事已放棄或同意放棄其酬金。

6. 經營業務溢利

本集團的經營業務溢利已扣除／(計入)下列各項:

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
折舊	120,082	108,543
永久配額:		
年內攤銷*	3,165	3,659
年內產生之減值*	—	378
	3,165	4,037
經營租約之最低租金:		
土地及樓宇	237,544	223,401
廠房及機器	1,256	492
	238,800	223,893
核數師酬金	3,883	3,947
員工成本(包括董事酬金,附註7):		
工資及薪金	480,181	471,589
退休金供款	12,306	10,145
減:退還沒收供款	(1,759)	(1,202)
退休金淨供款**	10,547	8,943
員工總成本	490,728	480,532
匯兑(盈餘)／虧損,淨額	(1,294)	25,643
重估投資物業之虧損	—	150
重估土地及樓宇之淨盈餘	—	(1,100)
出售固定資產之虧損	8,746	9,939
固定資產撇銷	—	3,236
利息收入	(23,788)	(33,773)
投資物業的總租金收入	(208)	(208)
減:支銷	10	12
投資物業的淨租金收入	(198)	(196)

* 永久配額於年內的攤銷及減值已列入合併損益表的銷售成本內。

** 於二零零二年三月三十一日,本集團已無沒收供款可供減少來年公積金計劃供款(二零零一年:942,000港元)。

4. 分類資料(續)

(b) 地區分類

下表列出本集團以地區分類之收入,盈利/(虧損)及若干資產及開支資料。

本集團

	中國內地		香港		美國		澳洲及紐西蘭		加拿大		其他		合併	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
分類收入:														
向外間顧客														
銷貨	1,048,600	839,540	136,133	201,102	1,082,277	1,260,185	516,696	527,085	45,026	30,869	96,118	144,462	2,924,850	3,003,243
分類業績	120,522	107,412	23,874	52,015	113,756	200,484	(9,833)	(62,434)	4,330	5,842	14,359	31,479	267,008	334,798
其他分類														
資料:														
分類資產	746,074	768,081	104,406	112,894	142,097	181,465	131,116	172,006	6,073	5,026	230,905	270,939	1,360,671	1,510,411
資本開支	74,925	77,121	1,378	1,871	–	–	14,028	58,848	–	–	25,655	25,886	115,986	163,726

5. 營業額

營業額指扣除退貨、貿易折扣及集團內部交易後之銷貨發票淨值,及暫時轉永久配額之已收及應收收益。

以下業務的收益列入營業額內:

	本集團	
	二零零二年 港幣千元	二零零一年 港幣千元
零售日常便服	1,532,257	1,346,586
成衣出口	1,196,541	1,392,138
布料貿易及其它業務	196,052	264,519
營業額	2,924,850	3,003,243

4. 分類資料(續)

(a) 業務分類(續)

本集團

	零售業務		出口業務		其他業務		合併	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
分類資產	490,771	505,323	702,450	770,461	167,450	234,627	1,360,671	1,510,411
應佔聯營公司權益	–	–	79,842	75,938	–	–	79,842	75,938
應佔共同控制公司權益	–	–	9,614	10,728	7,511	7,152	17,125	17,880
未分配資產							908,314	896,385
總資產							2,365,952	2,500,614
分類負債	136,631	99,297	272,614	230,882	180,240	266,340	589,485	596,519
未分配負債							365,391	521,129
總負債							954,876	1,117,648
其它分類資料:								
折舊及攤銷	71,021	62,955	48,874	45,105	3,352	4,142	123,247	112,202
實現在損益表內之減值虧損	–	–	–	378	–	–	–	378
實現在損益表內之重估虧損	–	–	–	150	–	–	–	150
實現在損益表內之重估盈餘	–	–	–	950	–	150	–	1,100
其它非現金支出	7,843	15,917	78	–	825	166	8,746	16,083
資本開支	46,548	97,107	64,106	61,142	5,332	5,477	115,986	163,726
實現在股東權益內之重估虧損	–	–	–	–	–	415	–	415
實現在股東權益內之重估盈餘	–	–	–	1,665	–	842	–	2,507

4. 分類資料(續)

(a) 業務分類

下表列出本集團以業務分類之收入,盈利及若干資產、負債及開支資料。

本集團

	零售業務		出口業務		其他業務		合併	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入:								
向外間顧客銷貨	1,532,257	1,346,586	1,196,541	1,392,138	196,052	264,519	2,924,850	3,003,243
其它收入及收益	8,930	2,013	25,034	60,271	37,977	29,498	71,941	91,782
總收入	1,541,187	1,348,599	1,221,575	1,452,409	234,029	294,017	2,996,791	3,095,025
分類業績	102,641	42,102	121,962	222,598	42,405	70,098	267,008	334,798
利息收入及未分配收入							25,285	34,435
未分配費用							(25,594)	(21,169)
經營業務溢利							266,699	348,064
財務成本							(31,691)	(41,021)
應佔溢利及虧損:								
—共同控制公司							4,720	8,110
—聯營公司							27,609	37,632
除税前溢利							267,337	352,785
税項							(19,977)	(37,488)
未計少數股東權益前溢利							247,360	315,297
少數股東權益							(94,595)	(134,671)
股東應佔經常業務純利							152,765	180,626

4. 分類資料

本年度採用了會計實務準則第26條(詳見附註2)。分類資料以兩種分類模式呈列:(i)按業務分類呈報之主要分類模式;(ii)按地域分類呈報之次要分類模式。

本集團之經營業務按經營性質,提供之商品及服務性質而劃分架構及管理。本集團轄下各業務分類代表一項策略性商業單元。此單元提供之商品及服務所承擔之風險及獲得之回報有別於其他業務類別。業務分類之概略如下:

(a) 零售業務經營零售日常便服;

(b) 出口業務生產及出口成衣;及

(c) 其它業務為布料買賣及其它業務。

在確定本集團之地域分類業務時,各業務之收入及業績按顧客的所在地分類,各業務之資產按資產所在地分類。

3. 主要會計政策概要(續)

股息

董事建議派付之末期股息於資產負債表之資本及儲備項下重新分類,列作保留溢利之獨立分配,直至股東於股東週年大會批准派付該等股息。倘該等股息獲股東批准,並予以宣派,則確認為負債入賬。

中期股息由本公司同時建議及宣派,因本公司之公司細則及章程授權董事宣派中期股息之權利。故此,中期股息於建議派付及宣派時隨即確認為負債。

往年度,本公司在資產負債表,就向股東建議派付之末期股息(結算日後獲宣派及批准之股息)確認為負債。本公司亦於年度在損益賬,就附屬公司建議派付之末期股息(結算日後獲宣派及批准之股息)確認為收入。就採納會計實務準則第9號(經修訂)引致本集團及本公司財務報表須作往年調整,有關詳情載於財務報表附註12。

退休福利計劃

根據強制性公積金條例,本集團為所有合資格參加之僱員管設一個界定供款強制性公積金退休福利計劃(「強積金計劃」)。強積金計劃自二零零零年十二月一日起實施。按照強積金計劃之規章,供款乃按參與之僱員之底薪釐定,並於應付供款時自損益賬扣除。強積金計劃之資產與本集團資產分開處理,另由一個獨立運作之基金管理。本集團之僱員供款一旦注入強積金計劃即悉數歸僱員。

在強積金計劃實施前,本集團為所有僱員提供兩項界定供款退休福利計劃,該計劃之資產乃與本集團之資產分開,獨立管理。根據其中一項計劃,僱主及僱員之供款於一九九四年一月暫停,惟管理人根據該計劃之規則繼續管理及投資該計劃之資產,並按該計劃之條款向僱員付款。根據另一計劃,合資格僱員乃按其薪金之指定百份比計算供款,並於彼等支付時按該計劃條款計入損益表內。倘僱員於可獲得僱主之全部供款前退出該計劃,其未能領取之款額可用作減低本集團日後應支付之供款。此計劃於二零零零年十二月一日後仍然運作。

本集團根據地方市政府法規,須為中國國內附屬公司之僱員對地方政府營運之中央退休金計劃作出供款。國內附屬公司需按員工薪金之指定百份比供款予中央退休金。

3. 主要會計政策概要(續)

收益確認

收益乃本集團預計可獲得經濟利益及收入能可靠地計算時才確認入賬,基礎如下:

(a) 銷售貨品,當擁有權之重大風險及收益已轉予買方,惟本集團對該等出售貨品並無維持一般與業權有關之管理權,亦無實際控制權;

(b) 佣金收入,當該等服務提供時;

(c) 暫時轉讓永久配額之收入,不論是已收或未收,當與第三者訂立法律上有約束力、無條件及不可撤銷之轉讓合約時;

(d) 利息收入,以本金及實質利率按時間比例計算;

(e) 股息,當確定股東收取款項之權利時;及

(f) 租金,按租約年期內以直線法計算。

外幣

外幣交易按交易日之匯率入賬。於結算日以外幣結算之貨幣資產與負債則按該日之適用匯率換算,匯兑差額均列入損益表。

當合併賬目時,以外幣結算之附屬公司、共同控制公司及聯營公司之財務報表均按結算日之適用匯率換算為港元。由此產生之匯兑差額列入外匯變動儲備。

對於部份海外附屬公司權益以貸款形式投資,并於可見之將來不會償還,其貸款之外匯差額撥入外匯變動儲備。董事局認為,此等貸款屬於長期投資,該被視為本公司淨投資的一部份。

3. 主要會計政策概要(續)

租賃資產(續)

凡租賃公司仍實際上保留資產擁有權之所有收益及風險之租約均列作經營租約。本集團作為出租人,租賃資產於非流動資產內列賬及此等經營租金收入以直線法按租約年期計入損益賬內。本集團作為承租人,此等經營租金以直線法按租約年期由損益賬內扣除。

紡織品配額權利

購自第三者之臨時紡織品配額於使用時在損益賬撇除,如無使用則於有關使用期終止時撇除。出售臨時紡織品配額所得之溢利在與第三者訂立具法律約束力、無附帶條件及不予撤銷之轉讓合約時入賬。

永久紡織品配額(「永久配額」)按原值減減值虧損,並按其預計可使用年期(1至3年)以直線法攤銷。暫時轉讓永久配額所產生之收入及開支均列入損益賬。

以往年度,永久配額按原值減董事認為需要之永久減值準備列賬,並無作出攤銷。採納會計實務準則第29號後,以往未攤銷的永久配額需作往年調整而重新列賬,並已追溯至以往年間。詳情載於財務報表附註19。

存貨

存貨乃按成本或可變現淨值兩者中之較低者列賬。成本乃以先進先出及加權平均法計算。如屬在製品及製成品,其成本包括直接材料、直接工資、及適當比例的間接成本。可變現淨值乃按估計售價減預期完成並出售所需之成本計算。

現金等額

就合併現金量表而言,現金等額指短期及流通性高之投資,而該等投資隨時可兑換成可知數額之現金及該等投資於該等投資於購入時之到期時限不超過三個月,另扣除由借出日起計三月內須償還之銀行貸款。就資產負債表分類而言,現金及銀行存款指並無用途限制之資產。

遞延稅項

遞延稅項乃採用負債法就一切重大時差按在可預見將來可能出現之負債作出撥備。除非遞延稅項資產肯定出現否則不予確認。

3. 主要會計政策概要(續)

固定資產及折舊(續)

除投資物業外,由於重估固定資產而產生的價值變動,將計入資產重估儲備。若以每項資產獨立計算後,其儲備總額不足以彌補重估虧損,差額將於損益帳中扣除。其後任何重估盈餘也直接反映在損益帳中,直至完全抵銷以往反映在損益賬的不足額為止。當出售重估資產時,過往估值變現列入資產重估儲備內之部份將撥入保留溢利,以儲備變動方式列賬。

折舊之計算方法乃根據個別資產按估計可使用年期,以直線法撇銷其原值或估值,所用之主要年率如下:

長期租約持有土地	按租約年期平均攤銷
永久地權	無
樓宇	每年1.67%－5%或按租約各自年期(以較短者為準)
租賃物業裝修	20%－25%
廠房設備及機器	10%－25%
傢俬設備、裝置及辦公室設備	10%－33%
汽車	20%－30%

於損益表中反映出售或棄用固定資產所得之收益或虧損,乃出售所得款項與有關資產的賬面值之差額。

投資物業

投資物業是指已完成建造及發展的土地及樓宇並作為長期持有作投資用途;所有租金均以市場價格釐定。該等物業均不予折舊,並於每年年結日按專業估價基準以其公開市值列賬。投資物業價值的變動將計入資產重估儲備。若以投資組合計算後,其儲備總額不足以彌補該投資組合的重估,差額將於損益賬中扣除。其後任何重估盈餘也直接反映在損益表賬中,直至完全抵銷以往反映在損益賬中的不足額為止。

當出售投資物業時,過往估值變現列入資產重估儲備之部份將撥入損益賬內計算。

租賃資產

凡將所有資產擁有權之收益及風險(法定業權除外)轉讓至本集團之租約均列作融資租約。於訂立融資租約時,資產之原值按最低租賃付款之現值列作資本,並連同債務(不計利息部分)入賬,以反映購買及融資情況。資本化之融資租賃資產列入固定資產內,並以租約年期及估計資產使用年期折舊(以較短者為準)。相關融資成本則直接反映在損益賬中,以反映租賃期內的穩定支出。

3. 主要會計政策概要(續)

關連人士

倘任何一方可直接或間接控制另一方或另一方作出財務及營運決策時對其行使重大影響力或倘雙方共同受他人控制或行使重大影響力,則雙方均視為有關連。關連人士可為個人或公司。

資產減值

於各結算日進行評估,以決定是否有任何顯示任何資產出現減值,或有任何顯示往年度已確認之減值虧損不再存在或已減少。倘有任何該等顯示存在,該資產之可收回值須予以評估。資產之可收回值定為資產之使用價值與其銷售淨值之較高者。

減值虧損僅於資產賬面值超出其可收回值時予以確認。減值虧損於其產生之期間在損益賬內扣除,惟當該資產以重估值為其賬面值時,減值虧損則按重估資產之有關會計政策入賬。

僅於資產之估計可收回值出現變動時,過往已確認之減值虧損方予以撥回,然而,倘往年度該資產並無已確認之減值虧損,則撥回金額不得超過資產扣除任何折舊/攤銷之賬面值。

撥回之減值虧損於其產生之期間計入損益賬內,惟當該資產以重估值為其賬面值時,減值虧損則按重估資產之有關會計政策入賬。

固定資產及折舊

除投資物業外,固定資產乃按原值或估價減累計折舊及攤銷列賬。資產成本包括其購買價及將資產達至運作狀況及位置以作其計劃之用途產生之任何直接應計成本。固定資產開始運作後的應計支出,如保養維修費用,一般於產生時在損益帳中扣除。若可清楚顯示上述費用能增加將來使用固定資產時帶來之經濟利益,該等費用則會資本化,作為固定資產的額外成本。

土地及樓宇按估值列賬。本集團的政策為定期省覽土地及樓宇之賬面值,並當價值有重大變動時作出調整。獨立專業估值將於適合情況下進行。

3. 主要會計政策概要(續)

共同控制公司

共同控制公司為在合營方共同控制下之公司，並無一方合營對其擁有單方面控制權。共同控制公司之經營方式與其他企業相同，惟合營各方訂立合約安排制訂共同控制該公司之經濟活動。

本集團應佔共同控制公司於收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔共同控制公司權益乃根據權益會計法按本集團應佔資產淨值扣除減值虧損，列入綜合資產負債表內。

聯營公司

聯營公司乃本集團長期持有其投票權不少於20%及本集團之地位足以對其發揮重大影響力之公司，惟並非附屬公司及共同控制公司。

本集團應佔聯營公司自收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔聯營公司權益乃根據權益會計法按本集團應佔聯營公司之資產淨值扣除減值虧損，列入合併資產負債表內。

商譽

收購附屬公司、聯營公司及共同控制公司所產生之商譽，乃指收購代價超逾於收購日應佔可確定資產及負債之公平價值。

收購所產生之商譽計入合併資產負債表內之資產，並按其預計可使用年期以直線法攤銷。對於聯營公司及共同控制公司，所有未攤銷商譽會計入其賬面金額，並不會在合併資產負債表中作單一資產列示。

於出售附屬公司、聯營公司及共同控制公司時，出售損益按出售日之淨資產包括相關之未攤銷商譽及儲備計算。先前收購所產生之相關商譽如已沖銷合併儲備，亦會撥回並一併計算於出售損益之中。

商譽之賬面值包括沖銷合併儲備之商譽會每年檢討，如有需要，會作減值。先前已確認之商譽減值損失不會撥回，除非其減值是由於某一預期不會再次發生之特殊外在事件所致，而隨後發生之外在事件已改變了先前事件影響。

3. 主要會計政策概要

會計基礎

本財務報表乃根據香港會計實務準則、香港公認之會計原則及香港公司條例之披露要求編製。

除投資物業及部份固定資產經定期重估外，本財務報表是根據原始成本法編製，有關詳情載於下文。

合併基礎

合併財務報表包括本公司及各附屬公司截至二零零二年三月三十一日止年度的財務報表。於本年度內收購或出售之附屬公司之業績分別由其實際收購日期或截至出售日期止合併計算。本集團內各公司之重大交易及結餘均於合併時抵銷。

附屬公司

附屬公司為本公司直接或間接控制其財務及運作政策之公司，並從其經濟活動中獲得利益。

應佔附屬公司權益乃按成本值減減值虧損列賬。

合營公司

合營公司直接或間接按合營協議成立，以獨立商業實體經營之公司，並由合營各方擁有其權益。

合營各方訂立之合營協議訂明合營夥伴之注資額、合營年期及解散時變現資產之基準。經營盈虧及剩餘資產分派將由合營各方按各自注資比例或合營協議之條款攤分。

合營公司在下列情況下將視為：

(a) 倘本集團擁有合營公司之控制權，則列作附屬公司；或

(b) 倘本集團並無對合營公司之經濟活動行使單方面控制權，但擁有共同控制權，則列作共同控制公司；或

(c) 倘本集團長期持有合營公司之註冊資本不少於20%，且無擁有其單方面控制權或共同控制權惟對其可行使重大影響力，則列作聯營公司；或

(d) 倘本集團長期持有合營公司之註冊資本20%以下，且無擁有其共同控制權或對可其行使重大影響力則列作長期投資。

2. 新頒及經修訂會計實務準則(「會計實務準則」)之影響(續)

會計實務準則第14號(經修訂)訂明融資及營業租約之出租人及承租人之會計方法基準,及就此所需作出之披露規定。此項經修訂準則按照會計實務準則規定對以往之會計衡量處理方法(可作追溯性或前瞻性處理)作出若干修正。經修訂之會計實務準則規定對以往紀錄於財務報表之數額並無重大影響,故無須作出往年調整。此條項下披露方法之變動令致營業租約之詳細披露資料有變,詳見財務報表附註29及34。

會計實務準則第26號訂明應用分類申報財務資料之原則。該準則要求管理層作出評估,決定本集團之主要風險或回報是基於業務分類,還是基於地域分類,並將其中一種定為主要類資料申報方式,另一種定為次要分類資料申報方式。該會計實務準則之影響在於需加入重大額外分類資料申報披露內容,詳見財務報表附註4。

會計實務準則第29號訂明適用於無形資產之確認及衡量標準,以及就此需作出之披露內容。採納此項會計實務準則令以往採用無形資產之會計處理方法須有改變。因變更處理方式而作出往年調整已包括在財務報表內(見附註19)。但此會計實務準則規定無形資產之減值虧損需累計入累計攤銷內(見附註19),而以往則在相應資產的成本內扣除。此重置對無形資產在資產負債表內的賬面值並無影響。

會計實務準則第30號訂明業務合併之會計處理方法,其中包括釐定收購日期、釐定已收購資產及負債公平值之方法,以及經收購產生之商譽之處理方法。該準則規定須於資產負債表非流動資產項下披露商譽,及規定商譽須按其預計可使用年期攤銷,並計入綜合損益賬內。解釋第13號敘述會計實務準則第30號關於以前年度經收購產生之商譽仍然抵銷綜合儲備之應用。採納此項會計實務準則及解釋對編製財務報表並不構成影響。

會計實務準則第31號訂明資產減值之確認及量度條件。該準則乃是用於將來賬目,故對往年財務報表已申報金額概不構成影響。

會計實務準則第32號訂明編製及呈示綜合財務報表之會計方法或披露規定,對該等財務報表之編製方法概不構成影響。

1. 公司資料

旭日企業有限公司之總辦事處及主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

於本年度內,本集團經營日常便服之零售、出口及製造。

2. 新頒及經修訂會計實務準則(「會計實務準則」)之影響

以下乃就本年度財務報表而言首次生效之新頒及經修訂會計實務準則:

- 會計實務準則第9號(經修訂) 「結算日後事項」
- 會計實務準則第14號(經修訂) 「租賃」
- 會計實務準則第18號(經修訂) 「收入」
- 會計實務準則第26號 「分類報告」
- 會計實務準則第28號 「撥備、或然負債及或然資產」
- 會計實務準則第29號 「無形資產」
- 會計實務準則第30號 「業務合併」
- 會計實務準則第31號 「資產減值」
- 會計實務準則第32號 「綜合財務報表及投資附屬公司之會計方法」
- 解釋第12號 「業務合併－對先前已報告之公平值及商譽作期後更改」
- 解釋第13號 「商譽－對先前抵銷/撥入儲備之商譽及負商譽的持續要求」

上述會計實務準則訂明了新的會計衡量及披露手法,採用該等會計實務準則及解釋對本集團會計政策及財務報表中所披露之數額之影響概括如下:

會計實務準則第9號(經修訂)訂明結算日後發生須調整財務報表或只需披露而無需調整財務報表之事件。其對財務表之主要影響為,於結算日後方始宣派及批准之擬派末期股息,將不再確認為結算日之負債,而會於資產負債表之資本及儲備部份另起一行,作為留存盈利予以披露。因採納此項新會計實務準則須作出往年調整,詳見財務附註12。

資產負債表

二零零二年三月三十一日

	附註	二零零二年 港幣千元	二零零一年 港幣千元 (經修訂)
非流動資產			
應佔附屬公司權益	16	738,510	787,363
流動資產			
其他應收帳款		372	927
現金及銀行結存		502,185	399,970
		502,557	400,897
流動負債			
其他應付帳款及應付費用		1,720	1,705
流動資產淨值		500,837	399,192
		1,239,347	1,186,555
股本及儲備			
股本	30	100,058	100,058
儲備	31	1,064,245	1,011,453
擬派末期股息	12	75,044	75,044
		1,239,347	1,186,555

楊釗太平紳士
董事

楊勳
董事

	附註	二零零二年 港幣千元	二零零一年 港幣千元
未計融資活動前現金注入淨額（續）		237,700	126
融資活動	32(b)		
新增銀行貸款		272,997	473,986
少數股東貸款		–	39,680
償還銀行貸款		(449,803)	(430,573)
償還少數股東貸款		(19,840)	(36,208)
償還融資租賃貸款之本金部份		(673)	(2,064)
融資活動之現金注入／（流出）淨額		(197,319)	44,821
現金及現金等額之增加		40,381	44,947
年初現金及現金等額		743,277	702,697
外幣兌換率變動之淨影響		1,740	(4,367)
年終現金及現金等額		785,398	743,277
現金及現金等額結存分析			
現金及銀行結存		848,870	774,492
銀行透支		(35,097)	(29,754)
三個月內到期之信托收據		(28,375)	(1,461)
		785,398	743,277

合併現金流轉表

截止二零零二年三月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
營運業務現金注入淨額	32(a)	499,569	454,685
投資回報及融資費用			
已收利息		23,788	33,773
已付利息		(31,451)	(40,608)
融資租賃款的利息部份		(240)	(413)
收取聯營公司股息		18,675	13,936
收取共同控制公司股息		1,894	386
已付少數股東股息		(129,969)	(128,056)
已付股息		(102,060)	(108,063)
投資回報及融資費用之現金流出淨額		(219,363)	(229,045)
稅項			
繳納香港利得稅		(21,034)	(20,013)
繳納海外稅項		(3,124)	(3,950)
已繳納稅項		(24,158)	(23,963)
投資活動			
購買固定資產		(113,311)	(162,232)
購買永久配額		(2,675)	(1,494)
出售固定資產所得款項		8,254	12,935
出售永久配額所得款項		–	115
投資聯營公司		(600)	–
出售附屬公司	32(d)	25,471	–
減少／(增加)抵押銀行存款		64,513	(50,875)
投資活動之現金流出淨額		(18,348)	(201,551)
未計融資活動前現金注入淨額		237,700	126

	附註	二零零二年 港幣千元	二零零一年 港幣千元 (經修訂)
總資產減流動負債(續)		1,451,040	1,449,311
非流動負債			
計息銀行貸款及透支	25	28,133	54,973
少數股東長期貸款	28	9,400	9,400
遞延税項	20	527	527
應付融資租賃款	29	1,904	1,445
		39,964	66,345
少數股東權益		187,680	222,262
		1,223,396	1,160,704
股本及儲備			
股本	30	100,058	100,058
儲備	31	1,048,294	985,602
擬派末期股息	12	75,044	75,044
		1,223,396	1,160,704

楊釗太平紳士
董事

楊勳
董事

合併資產負債表

二零零二年三月三十一日

	附註	二零零二年 港幣千元	二零零一年 港幣千元 (經修訂)
非流動資產			
固定資產	14	470,640	513,058
投資物業	15	1,850	1,850
應佔共同控制公司權益	17	17,125	17,880
應佔聯營公司權益	18	79,842	75,938
永久配額	19	2,217	2,868
		571,674	611,594
流動資產			
存貨	21	493,440	515,744
應收賬款及票據	22	231,853	279,345
預付款、按金及其他應收賬款		178,409	213,220
現金及銀行結餘		848,870	774,492
已抵押銀行存款		41,706	106,219
		1,794,278	1,889,020
流動負債			
應付賬款及票據	23	229,652	309,672
其他應付賬款及應付費用		364,847	263,981
應付税款		15,110	23,322
計息銀行貸款及其他借款	24	305,303	434,488
少數股東貸款	27	–	19,840
		914,912	1,051,303
流動資產淨值		879,366	837,717
總資產減流動負債		1,451,040	1,449,311

合併經確認損益表

截至二零零二年三月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
重估土地及樓宇之盈餘	31	–	2,092
換算海外公司財務報表之匯兌差額：	31		
本年／往年（如前申報）		4,126	(18,823)
更改會計政策之追溯影響		–	1,491
		4,126	(17,332)
未反映在損益賬內之收益／（虧損）淨額		4,126	(15,240)
本年度股東應佔純利：			
本年／往年（如前申報）		152,765	182,250
更改會計政策之追溯影響		–	(1,624)
		152,765	180,626
已確認收益總額		156,891	165,386
除上述詳列之收益及虧損外，因更改會計政策（載於本財務報表附註2）引致之往年調整，導致自二零零一年三月三十一日產生之若干收益及虧損如下：			
截至二零零二年三月三十日止年度，按以上申報		156,891	
因往年調整引致已確認之收益及虧損，關於：			
二零零一年三月三十一日		(133)	
二零零零年四月一日前		(69,528)	
		(69,661)	
上年度至今已確認之收益及虧損總額		87,230	

合併損益表

截至二零零二年三月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元 （經修訂）
營業額	5	2,924,850	3,003,243
銷售成本		(1,693,723)	(1,731,323)
毛利		1,231,127	1,271,920
其他收入及收益		89,216	126,217
銷售及分銷成本		(602,878)	(581,209)
行政費用		(412,350)	(409,810)
其他經營費用		(46,426)	(59,054)
出售附屬公司之溢利		8,010	–
經營業務溢利	6	266,699	348,064
融資成本	9	(31,691)	(41,021)
應佔溢利及虧損:			
－共同控制公司		4,720	8,110
－聯營公司		27,609	37,632
除稅前溢利		267,337	352,785
稅項	10	(19,977)	(37,488)
未計少數股東權益前溢利		247,360	315,297
少數股東權益		(94,595)	(134,671)
股東應佔經常業務純利	11	152,765	180,626
股息	12		
中期		27,016	33,019
擬派發末期		75,044	75,044
		102,060	108,063
		港仙	港仙
每股盈利	13		
基本		15.27	18.05
攤薄後		不適用	不適用

ERNST & YOUNG
安永會計師事務所

致：**旭日企業有限公司**
（於百慕達註冊成立之有限公司）

列位股東

本核數師已完成審核載於第27頁至第79頁按照香港公認會計原則編製之財務報表。

董事及核數師的責任

編製真實而公允之財務報表乃　貴公司董事之責任。在編製該等真實而公允之財務報表時，董事必須選擇及貫徹採用合適的會計政策。本核數師之責任是根據審核工作的結果，對該等財務報表作出獨立意見，並將此意見向股東報告。

意見基礎

本核數師乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團的具體情況、與及有否貫徹應用並充分地披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得一切本核數師認為必需之資料及解釋為目標，使本核數師能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已衡量該等財務報表所載之資料在整體上是否足夠。本核數師相信，本核數師之審核工作已為下列意見建立合理之基礎。

意見

本核數師認為，上述的財務報表在各重大方面均真實而公允地反映　貴公司及　貴集團於二零零二年三月三十一日之財務狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照香港公司條例適當編撰。

安永會計師事務所
執業會計師

香港，二零零二年七月十五日

審核委員會

本公司根據守則之規定設立審核委員會，旨在審閱本集團之財務會計申報過程和內部監控及就此提供監督。審核委員會由本公司之兩名獨立非執行董事組成。

核數師

安永會計師事務所任滿告退，續聘任其為本公司核數師之決議案，將於應屆股東週年大會上提呈。

承董事局命

楊釗太平紳士
董事長

香港，二零零二年七月十五日

主要股東

於二零零二年三月三十一日，根據本公司按公開權益條例第16(1)條所置存之主要股東登記冊內所載，擁有本公司已發行股本10%或以上權益之主要股東詳情如下：

	所持股份數目		佔已發行
股東名稱	直接權益	應計權益	股本百份比
楊釗太平紳士	–	627,844,000	62.748%
楊勳先生	–	627,844,000	62.748%
Glorious Sun Holdings (BVI) Limited	394,954,000	–	39.472%
Advancetex Holdings (BVI) Limited	232,890,000	–	23.275%

附註： 楊釗太平紳士及楊勳先生均被視為擁有627,844,000股股份，其中394,954,000股與Glorious Sun Holdings (BVI) Limited所持之一批股份有關，另232,890,000股與 Advancetex Holdings (BVI) Limited所持之一批股份有關。

除上文披露外，根據該登記冊所載，概無其他人士於二零零二年三月三十一日擁有本公司已發行股本10%或以上之權益。

購買、出售或贖回本公司之上市證券

於本年度內，本公司及其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

關連交易

本集團之關連交易之詳情載列於財務報表附註36。

結算日後事項

本集團之結算日後重大事項詳情載列於財務報表附註38。

最佳應用守則

董事局認為，於本年報年度內，本公司已遵守聯交所上市規則附錄十四所列載之最佳應用守則（「守則」），惟獨立非執行董事並非根據守則第7段之規定特定任期，則須根據本公司之公司細則輪值退任。

董事及高級管理人員簡歷(續)

高級管理人員

鄧慶平先生,現年53歲,於一九七九年加入本集團,現為本集團副總經理,負責本集團在香港及國內之生產及零售業務之行政及財務事宜。

馮慶康先生,現年52歲,於一九七八年加入本集團,有30年的製衣經驗,現為本集團副總經理,負責在中國梭織成衣製造業務,並協助發展本集團在國內之零售業務。

李遠發先生,現年54歲,於一九八三年加入本集團,有超過30年的製衣經驗,為本集團針織部主管,負責針織部之生產,是針織部門公司之主要股東之一。李先生現為北京政治協商委員會委員。

李遠樂先生,現年52歲,於一九八三年加入本集團,有超過30年的製衣經驗,為本集團針織部主管,負責針織部之行政及出口銷售業務。李先生是針織部門公司之主要股東之一。

張敏儀女士,現年51歲,於一九八二年加入本集團,負責本集團產品開發業務及市場推廣。張女士畢業於美國夏威夷大學並取得文學學士學位。在加入本集團前,曾出任美國一大百貨機構之營業及採購部經理。張女士是張慧儀女士之胞姊。

David Joseph BOTTA先生,現年43歲,為本集團在澳洲及紐西蘭零售業務之行政總裁。Botta先生持有澳洲雪梨University of Technology商業學士學位。於二零零一年加入本集團前,曾於澳洲及歐洲擔任多個批發及零售行業的職位。

廖祥源先生,現年44歲,於一九九四年加入本集團,現為本公司之公司秘書。廖先生畢業於澳洲Monash University並取得經濟學士學位,現為香港會計師公會資深會員、澳洲特許會計師公會會員及香港公司秘書公會會員,加入本集團前,曾於多間國際會計師事務所及投資控股公司任職多年。

賴文深先生,現年41歲,於一九九一年加入本集團,現為本集團總會計。賴先生畢業於香港大學並取得社會科學學士學位,現為英國特許會計師公會資深會員及香港會計師公會會員,在加入本集團前,曾任職於一間國際會計師事務所及一間成衣公司多年。

董事及高級管理人員簡歷（續）

楊振滔先生，又名楊滔，現年57歲，於一九七九年加入本集團，現為本集團副總經理。楊先生有超過25年的製衣經驗，現負責集團梭織漂染及在菲律賓和孟加拉之梭織成衣生產業務。楊先生為楊釗先生及楊勳先生之胞兄。

鮑仕基先生，現年51歲，於一九八七年加入本集團，現為本集團副總經理。鮑先生畢業於香港大學並取得社會科學學士學位。加入本集團前，曾在多間財務機構及一英國上市貿易公司任職超過10年。鮑先生現負責本集團在澳洲之零售業務及在菲律賓和孟加拉生產業務之行政及財務事宜。

許宗盛先生，現年52歲，為本集團行政總監，負責行政、人事、公關及職員培訓工作。許先生畢業於香港大學並取得法律學士學位，現為香港特別行政區高等法院執業律師，並取得英格蘭及威爾斯最高法院律師及澳洲維多利亞最高法院律師及大律師資格，於一九九五年正式加入本集團前，為本集團法律顧問。

張慧儀女士，現年50歲，於一九七五年加入本集團，現時負責本集團於中國之成衣梭織業務及產品出口銷售；並協助發展國內零售業務。張女士為楊勳先生之妻子。

獨立非執行董事

王敏剛太平紳士，現年53歲，畢業於美國加州柏克萊大學，並取得機械工程學士（船舶設計）學位及於一九八八年獲頒予「香港青年工業家獎」。王先生為剛毅（集團）有限公司董事長；香港小輪（集團）有限公司、香港中旅國際投資有限公司、新鴻基有限公司董事及西北拓展有限公司董事長，同時亦是中華人民共和國第九屆全國人民代表大會代表、香港培華教育基金會常務委員會副主席、新疆自治區政府經濟顧問、青海省特別經濟顧問、甘肅蘭州市經濟顧問、蘭州大學和中央民族大學名譽教授。

劉漢銓，獲授金紫荊星章，太平紳士，現年54歲，倫敦大學法律學士。劉先生現為執業律師及中國司法部委托公證，亦是市區重建局董事會成員、中國人民政治協商會議全國委員會委員及香港特別行政區立法會議員。

購股權計劃(續)

* 購股權之歸屬期由授出日期起直至行使期開始為止。

** 購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

購股權計劃之詳情概要亦載列於財務報表附註30。

除非所授出之購股權獲行使,否則有關購股權之財務影響不會記錄於本公司或本集團之資產負債表內,而有關購股權之成本亦不會於損益表或資產負債表內扣除。於購股權行使時,因此發行之股份乃由本公司按股份面值入賬列作額外股本,而每股認購價超逾股份面值之數額乃由本公司列入股份溢價賬。於行使日期前註銷之購股權將從尚未行使購股權登記冊內刪除。

董事及高級管理人員簡歷

執行董事

楊釗太平紳士,又名楊振鑫,現年55歲,為本集團之創始人及董事長,負責本集團之業務策略及公司政策。楊先生有超過30年的製衣管理經驗,於一九九一年獲頒「香港青年工業家獎」;一九九三年獲中國紡織大學授予名譽博士學位並於二零零二年獲香港工業專業評審局頒授「榮譽院士」。現為東華大學與天津工業大學顧問教授及西安工程科技學院(前稱西北紡織工學院)客座教授。楊先生還兼任中國人民政治協商會議全國委員會委員、廣東外商公會會長、香港紡織商會永遠榮譽會長及香港青年工業家協會榮譽會長。楊先生為本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東(如本報告內「主要股東」一節所披露)。

楊振勳先生,又名楊勳,現年49歲,於一九七五年加入本集團,現為本集團副董事長兼總經理。楊先生為香港紡織及服裝學會會長及榮譽院士;東華大學、南京大學、天津工業大學及北京服裝學院顧問教授。同時,楊先生是河北省政治協商委員會常務委員、中國紡織工程學會名譽副理事長及香港製衣業總商會副會長。楊先生負責集團整體業務。楊先生為楊釗先生與楊浩先生胞弟,是本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東(如本報告內「主要股東」一節所披露)。

購股權計劃(續)

於本年度內根據計劃授出而尚未行使之購股權如下:

參與者姓名或類別	購股權數目 於二零零一年四月一日 '000	年內 行使 '000	年內 失效 '000	年內 取消 '000	於二零零二年三月三十一日 '000	購股權 授出日期*	購股權 認購價** 港幣元	購股權 行使期間
董事								
楊勳先生	5,940	–	–	–	5,940	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
楊浩先生	10,000	–	–	–	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
鮑仕基先生	2,962	–	–	–	2,962	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,000	–	–	–	7,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
許宗盛先生	10,000	–	–	–	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
張慧儀女士	2,404	–	–	–	2,404	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,494	–	–	–	7,494	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	45,800	–	–	–	45,800			
其他僱員總計	16,800	–	–	(800)	16,000	一九九七年六月十六日	2.876	二零零零年六月十五日至二零零七年六月十四日
	13,612	–	(228)	–	13,384	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,686	–	–	–	7,686	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	83,898	–	(228)	(800)	82,870			

董事於證券之權益(續)

除上文披露外，根據本公司按公開權益條例第29條所置存之登記冊所載，各董事及彼等之配偶或18歲以下子女概無於本公司或其聯繫公司(按公開權益條例界定)之證券中持有任何個人、家族、公司或其他權益，或按標準守則須向本公司或聯交所申報之權益。

董事購股或債券權

除上文「董事於證券之權益」和下文「購股權計劃」章節所披露外，本年度內概無給予任何董事、彼等各自配偶或18歲以下子女任何可藉由授予可透過收購本公司股份或債券而得到利益之權利；或彼等已行使該等權利；或由本公司或其任何附屬公司作出任何安排，致使本公司董事或彼等之聯繫人士，可藉購入本公司或任何其他法人團體之股份或債券而獲益。

購股權計劃

本公司採用之購股權計劃(「計劃」)，旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。計劃之合資格參與者包括本集團之執行董事及全職僱員。計劃於一九九六年九月二日生效，除非另行註銷或修訂，否則計劃將於該日起計十年內仍然有效。

根據計劃，現時可授出之尚未行使購股權數目最多可相等於其獲行使時佔本公司任何時間之已發行股份之10%。於二零零二年三月三十一日，根據計劃已授出之購股權可發行之股份數目為82,870,000股，佔於該日之本公司已發行股份約8.282%。根據計劃向各參與者授出之購股權可發行之股份數目最多佔本公司任何時間之已發行股份之2.5%。

提呈授出之購股權可於提呈日期起計28日內接納，而獲授人須支付合共1元之象徵式代價。所授出之購股權之行使期由董事會釐定，並由若干歸屬期後開始，而屆滿日期不得遲於提呈購股權日期起計十年。

購股權之認購價由董事會釐定，但不可低於下列兩者中以較高者：(i)本公司普通股於緊接提呈日期前五個交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價之80%；及(ii)本公司普通股之面值。

董事於合約中之權益

除於財務報表附註36及37所披露外，各董事在本公司或其他附屬公司於年內簽訂對本集團業務有重大影響之合約中，概無擁有重大實際權益。

董事於證券之權益

於二零零二年三月三十一日，根據本公司按證券（公開權益）條例（「公開權益條例」）第29條所置存之登記冊所載，本公司董事持有本公司或其聯繫公司（按公開權益條例界定）之證券權益，或按香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）上市公司董事進行證券交易之標準守則（「標準守則」）所定，須向本公司及聯交所申報之權益如下：

	所持股份數目				所持購股權之可認購股份數目
董事名稱	**個人權益**	**家族權益**	**公司權益**	**其他權益**	
楊釗太平紳士	–	–	627,844,000 *(附註a)*	–	–
楊勳先生	–	–	627,844,000 *(附註a)*	–	5,940,000
楊浩先生	–	–	32,430,000 *(附註b)*	–	10,000,000
鮑仕基先生	9,370,000	–	–	–	9,962,000
許宗盛先生	6,250,000	–	–	–	10,000,000
張慧儀女士	6,730,000	–	–	–	9,898,000
劉漢銓　金紫荊星章，太平紳士	956,000	–	–	–	–

附註：

(a)　394,954,000股股份是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；另232,890,000股股份由Advancetex Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%），合共約佔本公司已發行股份62.748%。

(b)　32,430,000股股份是由Unicom Consultants Limited持有（該公司為楊浩先生全資擁有），約佔本公司已發行股份3.241%。

儲備

本公司及本集團於本年度的儲備之變動詳情載列於財務報表附註31。

可供分派儲備

於二零零二年三月三十一日，本公司根據1981年百慕達公司法（經修訂）可供現金分派之儲備為795,577,000港元。其次，於二零零二年三月三十一日，本公司之股本溢價結存為268,668,000港元，可用已繳紅股方式派發。

主要客戶及供應商

本年度內銷貨予本集團首五大客戶之數額佔本年度總銷售額不足30%。

本年度內購貨自本集團首五大供應商之數額佔本年度總購貨額不足30%。

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事
楊釗太平紳士（*董事長*）
楊勳先生（*副董事長*）
楊浩先生
鮑仕基先生
許宗盛先生
張慧儀女士

獨立非執行董事
王敏剛太平紳士
劉漢銓　金紫荊星章，太平紳士

根據本公司之公司細則第110(A)條，楊浩先生及鮑仕基先生於即將舉行之股東週年大會上須輪值退任，而彼等均具資格且願意膺選連任。

董事服務合約

於應屆股東週年大會將膺選連任之董事，概無與本公司訂立不可由本公司於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。

董事局謹此提呈本公司及本集團截至二零零二年三月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司乃從事經營日常便服之零售、出口及製造。本集團之業務在年內並無任何重大改變。

分類資料

截至二零零二年三月三十一日止年度，本集團按其主要業務活動和銷售地區劃分之營業額及經營業務業績貢獻分析載於財務報表附註4。

業績及股息

本集團截至二零零二年三月三十一日止年度之溢利及本公司與本集團於該日之財務狀況已載列於第27至79頁之財務報表內。

中期股息每股2.70港仙（二零零一年：3.30港仙）已於二零零二年一月十一日派發。董事局建議派發末期股息每股7.50港仙（二零零一年：7.50港仙）予二零零二年九月九日名列於股東名冊內之股東。此建議已載列於財務報表為資產負債表中股本及儲備內的保留盈利分配。會計處理方法已詳載列於財務報表附註12。

五年財務資料概要

本集團過去五個財政年度已公佈之業績及資產負債摘要列載於本年報第80及81頁，該等資料乃摘錄自經審核財務報表，並就適當情況下重置。此摘要並不構成經審核財務報表之部份。

固定資產及投資物業

本集團的固定資產及投資物業於本年度內之變動詳情分別載列於財務報表附註14及15。

股本及購股權

本公司於本年度的股本及購股權之變動詳情載列於財務報表附註30。

優先購股權

本公司的公司細則或百慕達法例概無規定本公司必須向現有股東按其持股比例發售新股之優先購買權之條款。



黑龍江
吉林
遼寧
北京
天津
河北
內蒙
山西
山東
甘肅
寧夏
河南
江蘇
JSW JEANS
陝西
上海
四川
湖北
安徽
浙江
重慶
湖南
江西
福建
廣東

真維斯在澳、紐之零售網絡

直接經營店 ： 191

特約經銷店 ： 6

總數 ： 197

集團業務架構



鎮安工貿有限公司
(控股公司)
Rays The Glorious Investment (BVI) Ltd.
(控股公司)
~ 針織製衣及出口 ~
香港
中國內地
孟加拉
印尼
柬埔寨
~ 梭織製衣及出口 ~
香港
中國內地
印尼
~ 針織布織染 ~
中國內地
~ 服裝批發 ~
美國


旭日企業有限公司
Glorious Sun Enterprises (BVI) Ltd.
（控股公司）
Jeanswest (BVI) Ltd.
（控股公司）
Glorious Sun Industries (BVI) Ltd.
（控股公司）
~ 服裝零售 ~
中國內地
澳洲及紐西蘭
~ 毛衫製造 ~
中國內地
~ 店舖裝修 ~
中國內地
~ 梭織製衣及出口 ~
香港
中國內地
孟加拉
菲律賓
~ 梭織布漂染 ~
中國內地

真維斯在中國之零售網絡

直接經營店 ： 476

特約經銷店 ： 51

總數 ： 527



北區
昆士蘭
JSW JEANS
南澳洲
西澳洲
新南威爾斯
維多利亞
紐西蘭
塔斯曼尼亞

經營溢利率
(扣除融資成本)


%
14
12
10
8
6
4
2
0
1998
1999
2000
2001
2002

經營溢利及
股東應佔純利


港幣百萬元
400
350
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
經營溢利(扣除融資成本)
股東應佔純利

每股基本盈利及
每股股息


港仙
25
20
15
10
5
0
1998
1999
2000
2001
2002
每股基本盈利
每股股息

營運資金及
股東權益


港幣百萬元
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002
營運資金
股東權益

以業務分配營業額

截至三月三十一日（港幣百萬元）


602.6
1,043.3
795.1
211.2
1998
626.5
1,303.7
780.4
221.1
1999
655.0
1,334.8
806.2
234.8
2000
515.8
1,196.5
1,016.4
196.1
2002
524.1
1,392.1
822.5
264.5
2001

零售－澳洲及紐西蘭　出口銷售

零售－中國內地　其他

營業額


港幣百萬元
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

以地區分配營業額

（港幣百萬元）


加拿大
(45.0)
其他
(96.1)
香港
(136.1)
美國
(1,082.3)
中國內地
(1,048.6)
澳洲及紐西蘭
(516.7)

財 務 摘 要

	截至三月三十一日止年度								
	二零零二年	二零零一年 （經修訂）	二零零零年 （經修訂）	一九九九年 （經修訂）	一九九八年 （經修訂）	一九九七年 （經修訂）	一九九六年 （經修訂）	一九九五年 （經修訂）	一九九四年 （經修訂）
營業額（港幣千元）	**2,924,850**	3,003,243	3,030,806	2,931,690	2,652,197	2,381,418	1,847,373	1,459,577	719,934
營業額增長／（減少）百分率	**(2.61%)**	(0.91%)	3.38%	10.5%	11.4%	28.9%	26.6%	103%	不適用
營業額分析：									
1. 零售									
a. 中國內地	**1,016,435**	822,470	806,223	780,351	795,074	576,140	372,685	227,370	31,241
b. 澳洲及紐西蘭	**515,822**	524,116	655,005	626,538	602,564	601,899	494,014	389,604	–
2. 出口	**1,196,541**	1,392,138	1,334,766	1,303,663	1,043,378	1,004,644	798,694	697,701	540,495
3. 其他	**196,052**	264,519	234,812	221,138	211,181	198,735	181,980	144,902	148,198
經營溢利率（扣除融資成本）(%)	**8.03%**	10.2%	12.3%	10.1%	10.3%	8.06%	5.59%	4.11%	2.15%
股東應佔純利（港幣千元）	**152,765**	180,626	237,192	208,073	206,807	165,408	82,275	34,434	4,624
股東應佔純利增長／（減少）百分率	**(15.4%)**	(23.8%)	14.0%	0.61%	25.0%	101%	139%	645%	不適用
股東權益（港幣千元）	**1,223,396**	1,160,704	1,103,381	940,232	815,924	740,258	225,621	204,982	177,804
營運資金（港幣千元）	**879,366**	837,717	798,256	600,942	449,509	478,050	41,850	65,470	73,670
總負債對股東權益比率	**0.93**	1.15	1.20	1.37	1.68	1.19	3.28	2.94	2.21
銀行淨借貸／（現金）對股東權益比率	**(0.45)**	(0.34)	(0.29)	(0.08)	0.02	(0.16)	0.61	0.42	0.03
流動比率	**1.96**	1.80	1.76	1.57	1.37	1.63	1.06	1.12	1.22
存貨週轉（日）	**61**	63	71	80	109	80	67	60	63
總資產回報率 (%)	**6.46%**	7.22%	9.77%	9.35%	9.47%	10.2%	8.52%	4.27%	0.81%
股東權益回報率 (%)	**12.5%**	15.6%	21.5%	22.1%	25.3%	22.3%	36.5%	16.8%	2.60%
銷售回報率 (%)	**5.22%**	6.01%	7.83%	7.10%	7.80%	6.95%	4.45%	2.36%	0.64%
每股盈利（港仙）									
基本	**15.27**	18.05	23.71	20.81	20.68	18.65	10.97	4.59	0.62
攤薄後	**不適用**	不適用	23.44	不適用	20.50	不適用	不適用	不適用	不適用
每股股息（港仙）	**10.20**	10.80	10.80	5.50	10.58	6.30	6.75	3.89	1.88

成衣製造業務摘要

	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年	一九九六年	一九九五年	一九九四年
每年銷售額（包括售予零售部門）（港幣千元）	**1,730,587**	1,840,914	1,792,014	1,755,187	1,723,842	1,368,930	1,021,909	895,340	574,042
於年底之每月生產能力（打）	**346,000**	362,000	328,000	301,486	290,000	200,000	175,000	145,000	120,000
廠房面積（平方呎）	**2,059,000**	2,116,000	1,806,000	1,700,000	1,680,000	1,091,700	1,028,800	975,700	960,000
工人數目	**21,400**	22,300	21,500	21,000	21,000	16,840	13,500	12,500	11,500
佔銷售額之百分比：									
本集團	**29.07%**	23.45%	25.52%	25.72%	39.47%	26.60%	21.80%	22.10%	15.80%
第三者	**70.93%**	76.55%	74.48%	74.28%	60.53%	73.40%	78.20%	77.90%	84.20%
美國	**62.71%**	68.45%	67.57%	67.84%	57.73%	70.00%	74.90%	74.00%	80.30%
加拿大	**2.60%**	1.68%	1.29%	1.98%	1.50%	2.60%	2.70%	3.50%	3.00%
其他	**5.62%**	6.42%	5.62%	4.46%	1.30%	0.80%	0.60%	0.40%	0.90%

零售業務摘要

	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年	一九九六年	一九九五年	一九九四年
每年淨銷售額(港幣千元)	**1,532,257**	1,346,586	1,461,228	1,406,889	1,397,638	1,178,039	866,699	616,974	388,956
中國內地	**1,016,435**	822,470	806,223	780,351	795,074	576,140	372,685	227,370	31,241
澳洲及紐西蘭	**515,822**	524,116	655,005	626,538	602,564	601,899	494,014	389,604	357,715
直接經營之店鋪面積(平方尺)	**671,327**	732,251	655,187	644,489	553,766	394,899	275,361	227,853	163,365
中國內地	**459,332**	451,412	436,600	440,838	361,260	219,381	126,969	93,658	41,183
澳洲及紐西蘭	**211,995**	280,839	218,587	203,651	192,506	175,518	148,392	134,195	122,182
售貨員數目	**5,121**	5,450	4,694	4,869	4,422	3,020	1,915	1,504	903
中國內地	**4,160**	4,138	3,806	3,971	3,539	2,294	1,316	982	428
澳洲及紐西蘭	**961**	1,312	888	898	883	726	599	522	475
僱員數目	**6,191**	6,385	5,716	5,787	5,454	3,843	2,342	1,879	1,124
中國內地	**5,114**	4,963	4,701	4,771	4,440	2,976	1,630	1,247	549
澳洲及紐西蘭	**1,077**	1,422	1,015	1,016	1,014	867	712	632	575
直接經營之店鋪數目	**667**	680	648	604	510	352	247	213	139
中國內地	**476**	460	443	406	325	199	122	103	40
澳洲及紐西蘭	**191**	220	205	198	185	153	125	110	99
特約經銷之店鋪數目	**57**	29	43	75	79	80	54	11	–
中國內地	**51**	23	37	67	71	72	48	10	–
澳洲及紐西蘭	**6**	6	6	8	8	8	6	1	–
店鋪總數目	**724**	709	691	679	589	432	301	224	139
中國內地	**527**	483	480	473	396	271	170	113	40
澳洲及紐西蘭	**197**	226	211	206	193	161	131	111	99

展望

展望下一年度,管理層持較為樂觀的態度。經一連串美元減息後,美國經濟已漸見起色;雖然復甦力度仍嫌不足,但最惡劣之情況已經過去,美國經濟的逐漸復甦,將有利于消費的逐步增長,從而帶動世界經濟走出谷底,營商大環境可望得以改善。

綜觀集團情況,業務的上升動力業已凝聚。出口業務可望在來年漸次回升。雖然出口商品價格仍難望即時恢復至「九一一」前之水平,但單量已增加。因集團之結構性優勢仍在,故可望比去年有較佳的表現。

澳洲零售業務經過一年多的大力整頓,除虧損大幅收縮外,同店舖銷售已近於正增長;開發具競爭力的新貨源工作亦漸見成效,經營毛利已提升至健康水平。在本年七月時管理層為使資源能更集中,把資本回報不太理想之紐西蘭零售業務出售。管理層將繼續落實行之有效的策略,爭取在未來一年度內能有較佳的表現。

中國內地零售業務在去年下半年起走勢令人欣喜,增長勢頭持續。管理層亦將以較為進取的策略擴展中國內地市場,並將投入更多資源,繼續提高商品開發,市場推廣及店舖服務,從而鞏固及增加市場份額。集團已設專責小組,繼續研究加快開拓發展中國內地業務。

如無不可逆料的重大事故,管理層有信心使集團盈利在二零零二/二零零三年度內回復較佳的正增長。

致謝

本人謹代表董事局,藉此機會就股東之鼎力支持,管理層及全體員工之竭誠服務向彼等致以深切謝意。

楊釗太平紳士
董事長

香港,二零零二年七月十五日

出口業務

生產部主要是以支援零售及出口業務為目的。集團出口業務向來以北美洲為主要市場。年度內出口業務首先受到全球經濟放緩之影響，繼而更受到「九一一」慘劇所催化的全球經濟衰退所沖擊。除接單數量減少外，單價亦大大降低，故出口業務盈利率遂大幅滑落。幸有賴各員工之努力及集團過往在流程精簡及營運應變能力曾下苦功，故能將沖擊的破壞力相對減輕。期內出口總額錄得1,196,541,000港元(二零零一年：1,392,138,000港元)，比對去年下跌14.05%。

其他業務

其他業務主要為布匹買賣。本年度內因出口業務大遜去年，故以布匹買賣為主要的其他業務之銷售額，亦告滑落至196,052,000港元(二零零一年：264,519,000港元)，與去年同期比較下跌25.88%。

財務狀況

本集團繼續以審慎態度處理財務事宜，故期內財務狀況良好。於結算日的銀行及相關借貸為335,340,000港元(二零零一年：490,906,000港元)；但現金及銀行結存為890,576,000港元(二零零一年：880,711,000港元)；集團持淨現金達 555,236,000港元(二零零一年：389,805,000港元)。負債與資本比率(即本集團銀行及相關借貸，扣除銀行結存及現金後，除以資產淨值總額所得之百分比)之計算並不適用。

於回顧年度內，本集團所訂立的外匯期貨合約均是用以減低澳元收入之匯兑風險。於結算日，本集團有或然負債4,769,000港元(二零零一年：16,068,000港元)。該項或然負債為可追溯之出口票據貼現。

人力資源

於二零零二年三月三十一日，本集團之僱員總數約26,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

業務回顧

零售業務

在回顧之財政年度內，零售業務整體表現均已大為改善。去年錄得嚴重虧損之澳洲零售業務已經穩定。雖仍未能立即轉虧為盈，但虧損已大幅減少。中國內地零售業務則繼續向好，特別是下半年銷情令人欣悅。集團零售網絡有店舖724間（二零零一年：709間），其中包括特許經銷店57間（二零零一年：29間）。期內錄得零售總額為1,532,257,000港元（二零零一年：1,346,586,000港元），比對去年同期上升13.79％。主要是澳、紐店舖數目雖大幅減少，但銷售額僅輕微下滑，而中國零售業務持續增長，全年增幅達雙位數字。存貨亦處於健康水平，存貨可供銷售日從去年之63日進一步下降至61日。

(1) 在中國內地

期內中國內地零售市道暢旺，市場競爭激烈，通縮依然持續。集團在年多前已著力於調整店鋪之分佈，故年度內店舖數目淨增長雖不多，但覆蓋面則較為合理，更方便顧客惠顧。在運作上因已進一步精簡購貨、配貨、補貨的流程，故能更靈活配合市場之變化。年內主要店舖均重新裝修，顧客因而能在更舒適環境下購得其所需服飾。店前服務亦相應加強。全方位之改善，進一步提升了品牌形像及在市場的認受性，令致同店舖銷售有雙位數字的增長。

年度內錄得零售總額達1,016,435,000港元（二零零一年：822,470,000港元），上升了23.58%。店舖數目為527間（二零零一年：483間），其中包括51間特約經銷店（二零零一年：23間）。

(2) 在澳洲及紐西蘭

在回顧的財政年度內，管理層對澳、紐零售業務全面整頓，除停止了SUNSHINE及出售了OLD GARAGE業務外，更將資源集中於發展核心品牌JEANSWEST。為減輕澳元匯率下滑的沖擊，管理層全力開發具競爭力之貨源，從而使澳、紐零售經營毛利率能回復至健康水平。現時澳元雖仍處於較低水平，但營運虧損已大幅減少，業務亦日趨穩定。

澳、紐全年零售額錄得515,822,000港元（二零零一年：524,116,000港元），與去年相比輕微下挫1.58%。集團在該地零售網絡有店舖197間（二零零一年：226間），其中包括6間特約經銷店（二零零一年：6間）。



集團業績

二零零一年／二零零二年是個動盪不安的一年。上半年營商環境深受全球經濟放緩所影響；下半年更因「九一一」慘劇及美國出兵阿富汗而促使全球經濟進一步惡化，大多數國家均陷於經濟衰退。美國聯邦儲備局將美元利息加速往下調至四十年以來之最低水平，用以刺激經濟發展。至二零零二年第一季度始見經濟略呈起色，但復甦力度遠遜預期。集團出口業務向以北美洲為主要市場，故深受沖擊；不只出口訂單數量受影響，產品的單價更大幅度下滑。同時，一連串減息措施雖能扭轉世界經濟下滑的跌勢，但亦使集團存款利息收益鋭減。澳洲零售業務經過去年大力整頓後，虧損已大幅減少。可喜者是中國內地零售業務雖然市場競爭激烈，但表現令人欣慰，銷售總額及同店舖銷售均錄得雙位數字的增幅。但依然無法填補出口等方面的業務倒退。

在回顧的財政年度內，雖然營商環境難言理想，市場競爭亦十分激烈，但管理層堅持一貫審慎理財的原則及穩步發展的策略，故除出口業務受大環境逆轉而導致收益鋭減外，其餘業務均取得一定成績；尤以中國內地零售表現最為突出。集團財政狀況良好，存貨水平持續改善，手上淨現金增至555,236,000港元（二零零一年：389,805,000港元）。期內集團錄得綜合營業額2,924,850,000港元（二零零一年：3,003,243,000港元），而股東應佔純利為152,765,000港元（二零零一年：180,626,000港元（經修訂）），比對去年同期分別下滑2.61%及15.42%。

股息

董事局已議決向股東建議派發截至二零零二年三月三十一日止年度末期股息每股7.50港仙（二零零一年：7.50港仙）。末期股息總額為75,044,000港元；須經由股東在二零零二年九月九日（星期一）舉行之股東週年大會上批准。倘獲股東通過，末期股息預期約於二零零二年九月十六日（星期一）派發予二零零二年九月九日（星期一）登記於股東名冊之股東。

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

3. 本公司將由二零零二年九月四日（星期三）起至二零零二年九月九日（星期一）止（首尾兩天包括在內）暫停辦理股份過戶登記手續，以便確定獲擬派末期股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息，所有股份過戶表格連同有關股票必須於二零零二年九月三日（星期二）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）。

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「**動議**授權本公司董事局，行使根據此會議通告中（本決議案構成其中一部份）之決議案5(A)(i)分段，有關本公司之股本決議案(iii)(bb)分段所言之權力。」

6. 處理本公司任何其他普通事項。

承董事局命

廖祥源
公司秘書

香港，二零零二年七月二十五日

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

(B) 「**動議**：

(i) 在本決議案(ii)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(ii) 本公司依據本決議案(i)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

茲通告旭日企業有限公司(「本公司」)訂於二零零二年九月九日(星期一)下午二時正假座香港灣仔港灣道一號香港會議展覽中心西南座七樓皇朝會董事廳舉行股東週年大會,藉以處理下列事項:

1. 省覽及採納截至二零零二年三月三十一日止年度之財務報表及董事局報告與核數師報告。

2. 宣派截至二零零二年三月三十一日止年度之末期股息。

3. 選舉董事並釐定董事酬金。

4. 聘任核數師,並授權董事局釐定其酬金。

5. 作為特別事項,考慮及酌情通過下列決議案為普通決議案:

(A) 「**動議**:

(i) 在本決議案(iii)分段之限制下,一般性及無附帶條件批准本公司董事局,在有關期間(如下文所定義)內,行使本公司所賦權力,以配發、發行並處置本公司股本中之新股份,並作出或授予可能須行使此等權力之售股建議、協議及認股權;

(ii) 本決議案(i)分段之批准,將授權本公司董事局可在有關期間內,作出或授予可能須於有關期間終止後,行使此等權力之售股建議、協議及認股權;

(iii) 本公司董事局依據本決議案(i)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額,不得超過:(aa)本公司於本決議案日期之已發行股本面值總額百分之二十;及(bb)(如本公司董事局已由本公司股東於另一普通決議案授權)本公司於本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額,而該批准須受此數額限制;惟不包括(a)配售新股(如下文所定義),或行使任何可轉換為本公司股份之證券之認購權或換股權

6

集 團 資 料

董事

執行董事
楊釗太平紳士(董事長)
楊勳先生(副董事長)
楊浩先生
鮑仕基先生
許宗盛先生
張慧儀女士

獨立非執行董事
王敏剛太平紳士
劉漢銓　金紫荊星章,太平紳士

公司秘書
廖祥源先生

授權代表
鮑仕基先生
許宗盛先生

法律顧問
香港
孖士打律師行

百慕達
Conyers, Dill & Pearman

核數師
安永會計師事務所
執業會計師

股份過戶登記總處
The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

香港股份過戶登記分處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓

美國存股證存託處
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor - West
New York, NY 10286
U.S.A.

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點
香港九龍觀塘
巧明街97號
旭日集團大廈

主要往來銀行
香港上海滙豐銀行有限公司
渣打銀行
中國銀行
恒生銀行有限公司
東方匯理銀行
比利時聯合銀行
花旗銀行
中國建設銀行

網址
http://www.glorisun.com

目 錄

核心業務

服裝的零售、貿易及製造

企業宏圖

零售業務
成為所處地區服裝零售市場的領導者

出口業務
成為服裝經營者的最佳供應商之一

企業使命

向顧客提供物超所值的產品及服務。務求令:

- 顧客滿意、
- 員工有機會發揮所長、
- 股東獲取合理回報、
- 合作伙伴同步成長,

最終獲取社會效益。


Garden Angel
夏日天使

旭日企業有限公司





2001-2002 年度業績報告